2006 Chattem, Inc.

ANNUAL REPORT

Our Corporate Mission is to be the best mid-sized company in the health and beauty aids market in America.

These principles guide us in this endeavor:

- Provide a great work environment that fosters teamwork, collaboration and mutual respect

- Develop innovative products and passionate marketing programs to create enthusiastically satisfied customers

- Achieve outstanding shareholder value through superior growth in sales and profits

- Make a difference in our community

·····Financial Highlights

TOTAL REVENUES (in thousands)



$223,116
$233,749
$258,155
$279,318
$300,548
FY 02
FY 03
FY 04
FY 05
FY 06

EPS *



$0.97
$1.19
$1.69
$2.09
$1.95
FY 02
FY 03
FY 04
FY 05
FY 06

Leverage (Net Debt/EBITDA*)



3.7x
3.0x
2.3x
1.7x
1.9x
FY 02
FY 03
FY 04
FY 05
FY 06

Market Capitalization (in millions)



$394.98
$306.93
$716.61
$623.96
$903.72
FY 02
FY 03
FY 04
FY 05
FY 06

*As adjusted to exclude certain items. See the reconciliation of net income reported in accordance with United States generally accepted accounting principles (GAAP) to our non-GAAP financial measures on page (i) of this report.

Letter To Shareholders

Fiscal 2006 was another outstanding year for Chattem highlighted by a number of very significant achievements:

- Total revenues increased 8% to a record $300 million. Excluding sales of pHisoderm which we divested at the end of fiscal 2005, revenues for fiscal 2006 rose 11%.

- Earnings per share increased 32% from $1.77 to $2.34. Adjusted earnings per share* decreased 7% from $2.09 to $1.95, primarily attributable to a loss on *Icy Hot Pro-Therapy*. Absent this loss, our business produced a healthy 12% increase in earnings.

- As always, Chattem's success rests on the marketing successes of its brands. We had a number of positive results from our brands in fiscal 2006. *Gold Bond* and *Dexatrim* led the group with sales increases of 24% and 28%, respectively. *BullFrog*, *Pamprin*, and *Capzasin* produced solid years with sales increasing 17%, 16% and 18%, respectively. Finally, although *Selsun Salon* didn't achieve our lofty expectations, the total Selsun franchise rose 8% despite heavy spending by Head & Shoulders®.

- The acquisition of *ACT, Unisom, Cortizone, Kaopectate* and *Balmex* from Johnson & Johnson was clearly the major accomplishment of the year. We acquired five leading brands, three of which are the number one brand in their respective category. This acquisition was very well received by the market.

- We completed a private offering of $125 million 2% convertible senior notes, the proceeds of which were used to fund in part the acquisition of the five brands from Johnson & Johnson.

- Chattem's market capitalization jumped almost 50% to $903 million, an all-time record. Since year end, our market capitalization has continued to increase, surpassing $1 billion for the first time ever.

- We repurchased 1.2 million shares of our common stock at an average cost of $33.57 per share, or $39.3 million in the aggregate.

- Finally, we successfully resolved the *Dexatrim* PPA litigation and recovered $19.3 million net of legal expenses, or $0.65 per share.

Somewhat offsetting these accomplishments was the very disappointing performance of *Pro-Therapy*. We have adjusted *Pro-Therapy* marketing spending and taken other appropriate steps that we believe will limit the impact of *Pro-Therapy* on 2007 earnings.

2007 Outlook**

I can not recall entering a year with as much anticipation as 2007. This is clearly one of Chattem's most important years ever, as well as one of the most promising.

A major objective is to keep our big three brands, *Icy Hot, Gold Bond,* and *Selsun* strong and growing. *Gold Bond* is coming off of a great year and we expect a continuation of that trend in fiscal 2007 led by the first full year for *Gold Bond Ultimate* Softening Lotion.

Icy Hot had its first relatively flat year in quite a while, reflecting the lack of new product launches. However, we expect a big year in fiscal 2007 from *Icy Hot* led by the introduction of the *Icy Hot* XL Back patch, *Icy Hot* Heat Therapy, and *Icy Hot* Vanishing Scent Gel. *Selsun* is also positioned to have a good year with continued advertising support planned for both *Selsun Blue* and *Selsun Salon* plus an innovative new line extension for *Selsun Blue,* which will ship this summer.

Of course, the other major objective is to manage our five new brands so that we achieve strong growth not only in 2007, but particularly in 2008 and beyond. This year our major initiative will be creating new advertising for all the new brands, as well as significantly increasing spending for several of the brands. In particular, we are very excited about new creative media for *ACT, Cortizone 10* and *Unisom,* which will begin airing in February and March 2007. We believe these three franchises will constitute another big three brands for Chattem and provide outstanding growth potential.

In terms of our financial outlook for 2007, we anticipate another strong year of positive sales and earnings growth driven by the strength of our base business and the integration of the acquired brands.

I must close by thanking all Chattem employees, directors, outside resources and suppliers for an amazing year, and particularly for the efforts that resulted in our successful acquisition.

I look forward to reporting many new significant accomplishments again next year.

Zan Guerry

Zan Guerry
Chairman and CEO

Head & Shoulders® is a registered trademark of The Procter & Gamble Company.

*As used herein, "adjusted earnings per share" means earnings per share excluding loss on early extinguishment of debt, loss on product divestures, litigation settlement items and executive severance charges in fiscal 2005 and loss on early extinguishment of debt, litigation settlement items and SFAS 123R in fiscal 2006.

**The statements in these paragraphs and sections constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made in reliance upon the safe harbor contained therein.

Topical Pain Care

Our topical pain care portfolio features six distinctly positioned brands. Our flagship brand, *Icy Hot*, is the leader in the external analgesic category and receives heavy media support and strong advertising featuring NBA super-star Shaquille O'Neal. In fiscal 2006, we introduced *Icy Hot Pro-Therapy*, a product line which combines strong knee or back support with therapeutic pain relieving inserts. In the first quarter of fiscal 2007, we extended the *Icy Hot* brand into the air activated portable heat category with *Icy Hot Heat Therapy*. *Icy Hot* will also be introducing new patch and cream line extensions in fiscal 2007 that are intended to capitalize on consumer trends.


HEAT THERAPY
AIR ACTIVATED HEAT PATCH
POWERFUL RELIEF at the POINT OF PAIN
ARM, NECK & LEG
& SMALL AREAS
4 PATCHES
HEAT THERAPY
AIR ACTIVATED HEAT PATCH
POWERFUL RELIEF at the POINT OF PAIN
BACK
& LARGE AREAS
3 PATCHES


VANISHING SCENT DISAPPEARS IN MINUTES
with No-Mess, Sponge Applicator
Icy & Hot Therapy for Pain
• Arthritis
• Bursitis
• Backaches
• Bodyaches
• Cramps
• Sore Muscles
NO-MESS, VANISHING SCENT
ICY HOT
PAIN RELIEVING GEL
Menthol 2.5%
NEW!
GEL

Aspercreme provides odor-free pain relief for sufferers of arthritis and other joint and muscle pain. *Capzasin* is an arthritis pain reliever that contains capsaicin, the active ingredient that doctors and pharmacists recommend for arthritis sufferers. In the first quarter of 2007, we will launch a new no-mess applicator product under the *Capzasin* brand. *Sportscreme* is targeted at serious athletes as well as "weekend warriors". *Flexall* is marketed toward those who seek a menthol and aloe vera based pain reliever for conditions such as chronic back pain or muscle strain. *Arthritis Hot* rounds out the portfolio and competes against private label products at a value price.

Medicated Skin Care


BODY
SINCE 1908
MEDICATED
HEALING
GOLD BOND
ORIGINAL STRENGTH

The *Gold Bond* brand competes in numerous product categories with specially formulated products for both adults and babies, including body powder, therapeutic hand and body lotions, foot care and first aid. *Gold Bond* has long been the number one selling brand of medicated body powder domestically, and its strong brand equity among consumers has allowed us to successfully launch new line extensions, most recently under the *Gold Bond Ultimate* line.

Initially launched in fiscal 2003, *Gold Bond Ultimate* Healing Skin Therapy Lotion helps to heal and nurture extremely dry, cracked and irritated skin with seven intensive moisturizers plus vitamins A, C and E. The *Gold Bond Ultimate* line expanded into the everyday bath powder category with the introduction of *Gold Bond Ultimate* Comfort Body Powder during the first quarter of fiscal 2005.


7 ESSENTIAL MOISTURIZERS
GOLD BOND
ULTIMATE
softening
SKIN THERAPY LOTION
Shea Butter
SOFTENS
ROUGH
DRY SKIN
VITAMINS A, C & E
SILK PEPTIDE MATRIX
PENETRATES FAST
NON-GREASY
FRESH SOFT SCENT
Net wt 5.5 oz (155 g)

Gold Bond Ultimate Comfort Body Powder is a talc-free powder that provides freshness, odor protection and moisture control and features the signature Ultimate fragrance. In the fourth quarter of fiscal 2006, we introduced *Gold Bond Ultimate* Softening Lotion. The new *Gold Bond Ultimate* Softening lotion is specially formulated with Shea butter and a unique silk peptide matrix to soften rough dry skin.

Medicated Dandruff Shampoo


Moisturizing
with Aloe
dandruff control for
dry scalp and hair
Selsun
blue
DANDRUFF SHAMPOO
selenium sulfide 1%
Healthier Hair.
Healthier Scalp.
Doctor Recommended.
Medicated
with Menthol
maximum medicated
control
Selsun
blue
DANDRUFF SHAMPOO
selenium sulfide 1%
Healthier Hair.
Healthier Scalp.
Doctor Recommended.
(325 mL)

Selsun Blue offers four domestic shampoo formulations: medicated, with a unique cooling clean feel; moisturizing, with aloe and moisturizers; 2-in-1, with a patented conditioning system; and pH balanced for color treated hair. Each formula blends the active medication (selenium sulfide) with extra hair care properties to provide alternative formulas for individuals who need a medicated dandruff shampoo.

In the fourth quarter of fiscal 2005, we began shipping *Selsun Salon*, a maximum dandruff control shampoo with enhanced moisturizers and nutrients. All *Selsun Salon* products are formulated with a unique blend of salon quality moisturizers, vitamins and nutrients to provide great looking hair and the proven dandruff ingredient pyrithione zinc 1% for effective dandruff control.



NEW!
Ultimate Daily Care
Selsun
SALON
pyrithione zinc
dandruff shampoo
leaves hair healthy & manageable
clean, fresh scent
2-in-1
Shampoo+Conditioner
for All Hair Types
13 FL OZ (384 mL)

Acquired


New!
ACT
Restoring
MOUTHWASH
Anticavity
Restores minerals to soft spots
Strengthens enamel to prevent tooth decay
Kills bad breath germs
cool splash mint
to freshen
#1
18 Fl Oz (530 mL)

On January 2, 2007, we acquired the U.S. rights to five leading consumer and OTC brands from Johnson & Johnson. The acquired brands include *ACT*, an anti-cavity mouthwash/mouth rinse; *Unisom*, an OTC sleep-aid; *Cortizone*, a hydrocortisone anti-itch product; *Kaopectate*, an anti-diarrhea product; and *Balmex*, a diaper rash product.


Relieves Itch Fast
Plus Soothing ALOE
MAXIMUM STRENGTH
FORMERLY PRESCRIPTION STRENGTH
Rash
Eczema
Psoriasis
Insect Bites
Other Skin Irritations
DOCTOR RECOMMENDED INGREDIENT
MAXIMUM STRENGTH
Cortizone-10
NET WT 1 OZ (28 g)
1% Hydrocortisone Anti-Itch CREME


Unisom
DOXYLAMINE SUCCINATE
NIGHTTIME SLEEP-AID
Fall Asleep Fast!
SleepTabs
Safe. Proven Effective.
32 TABLETS


Extra Strength
Kaopectate
Effective Diarrhea Relief
Restores Natural Balance
Peppermint
8 fl oz (236 mL)
Kaopectate
Effective Diarrhea Relief
Restores Natural Balance
Peppermint

The addition of these leading brands expands our diverse portfolio of high quality brands into several new niche categories and represents an excellent strategic fit with our existing brands.
Each of these brands has a leadership position within its category, a loyal consumer base and a brand name with staying power. These brands are responsive to advertising and can be extended with new products, which fits perfectly into our proven track record of growing brands through innovation and advertising.


Contains Aloe & Vitamin E
Wipes off Easily
Contiene Zábila y Vitamina E
Fácil de Limpiar
NEW!
Thicker & Creamier
Balmex
Reduces Redness in Just Hours
ZINC OXIDE DIAPER RASH CREAM
CREMA PARA ROZADURAS DE PAÑAL CON ÓXIDO DE ZINC
NET WT 4 OZ (113g)
PESO NETO 4 OZ (113g)

·····Chattem Products

Category and Brands	Product Description
Topical Pain Care	
Icy Hot	Dual action muscular and arthritis pain reliever
Icy Hot Pro-Therapy	Elastic support braces and pain relieving inserts
Aspercreme	Odor-free arthritis pain reliever
Flexall	Aloe-vera based pain reliever
Capzasin	Deep penetrating, odor-free arthritis pain reliever
Sportscreme	Odor-free muscular pain reliever
Arthritis Hot	Value-priced arthritis pain reliever
Medicated Skin Care Products	
Gold Bond	Medicated powder, cream, lotion, first aid and foot care products
Cortizone	Hydrocortisone anti-itch
Balmex	Diaper rash
Medicated Dandruff Shampoos	
Selsun Blue	Medicated dandruff shampoos
Selsun Salon	Medicated dandruff shampoos with enhanced moisturizers and nutrients
Dietary Supplements	
Dexatrim	Diet pills
Garlique	Cholesterol health supplement
Melatonex	Sleep aid
New Phase	Menopausal supplement
Omnigest EZ	Digestive aid
Other OTC and Toiletry Products	
Internal Analgesics	
Pamprin	Menstrual pain reliever
Prēmsyn PMS	Premenstrual pain reliever
Seasonal	
Bullfrog	Waterproof sunscreens
Sun-In	Spray-on hair lightener
UltraSwim	Chlorine-removing shampoo and conditioner
Oral Care	
ACT	Anti-cavity mouthwash/mouth rinse
Herpecin-L	Cold sore lip treatment
Benzodent	Denture pain relief cream
Other	
Unisom	OTC sleep-aid
Kaopectate	Anti-diarrhea
Mudd	Facial masque

Financial Highlights

Reconciliation of Non-GAAP Financial Measures

	Year Ended November 30,				
	2006	2005	2004	2003	2002
INCOME FROM OPERATIONS (EXCLUDING SFAS 123R EXPENSE, IMPAIRMENT, LOSS ON PRODUCT DIVESTURES, LITIGATION SETTLEMENT AND EXECUTIVE SEVERANCE CHARGES):					
Income from operations	$ 82,744	$ 66,488	$ 29,863	$ 55,900	$ 51,576
SFAS 123R expense	4,745	--	--	--	--
Impairment of indefinite-lived intangible assets	--	--	20,000	--	--
Loss on product divestures	--	8,678	--	--	--
Litigation settlement	(19,292)	(2,086)	15,836	--	--
Executive severance charges	--	2,269	--	--	--
Income from operations (excluding SFAS 123R expense, impairment, loss on product divestures, litigation settlement and executive severance charges)	$ 68,197	$ 75,349	$ 65,699	$ 55,900	$ 51,576
NET INCOME PER COMMON SHARE (DILUTED):					
Income before change in accounting principle per common share (diluted)	$ 2.34	$ 1.77	$ 0.07	$ 1.19	$ 0.97
Cumulative effect of change in accounting principle per common share (diluted) (1)	--	--	--	--	(0.46)
Net Income per common share (diluted)	$ 2.34	$ 1.77	$ 0.07	$ 1.19	$ 0.51
NET INCOME (EXCLUDING DEBT EXTINGUISHMENT, SFAS 123R EXPENSE, IMPAIRMENT, LOSS ON PRODUCT DIVESTURES, LITIGATION SETTLEMENT AND EXECUTIVE SEVERANCE CHARGES) PER COMMON SHARE (DILUTED):					
Net Income	$ 45,112	$ 36,047	$ 1,451	$ 23,347	$ 9,823
Add:					
Loss on early extinguishment of debt	2,805	750	12,958	--	--
SFAS 123R expense	4,745	--	--	--	--
Impairment of indefinite-lived intangible assets	--	--	20,000	--	--
Loss on product divestures	--	8,678	--	--	--
Litigation settlement	(19,292)	(2,086)	15,836	--	--
Executive severance charges	--	2,269	--	--	--
(Provision) benefit for income taxes	4,097	(3,076)	(16,102)	--	--
Income before accounting change (excluding debt extinguishment, SFAS 123R expense, impairment, loss on product divestures, litigation settlement and executive severance charges)	37,467	42,582	34,143	23,347	9,823
Cumulative effect of change in accounting principle, net of tax (1)	--	--	--	--	8,877
Net income (excluding debt extinguishment, SFAS 123R expense, impairment, loss on product divestures, litigation settlement and executive severance charges)	$ 37,467	$ 42,582	$ 34,143	$ 23,347	$ 18,700
Income before accounting change (excluding debt extinguishment, SFAS 123R expense, impairment, loss on product divestures, litigation settlement and executive severance charges) per common share (diluted)	$ 1.95	$ 2.09	$ 1.69	$ 1.19	$ 0.51
Cumulative effect of change in accounting principle per common share (diluted) (1)	--	--	--	--	0.46
Net income (excluding debt extinguishment, SFAS 123R, impairment, loss on product divestures, litigation settlement and executive severance charges) per common share (diluted)	$ 1.95	$ 2.09	$ 1.69	$ 1.19	$ 0.97
EBITDA RECONCILIATION (EXCLUDING IMPAIRMENT, LOSS ON PRODUCT DIVESTURES, LITIGATION SETTLEMENT AND EXECUTIVE SEVERANCE CHARGES):					
Net Income	$ 45,112	$ 36,047	$ 1,451	$ 23,347	$ 9,823
Add: Cumulative effect of change in accounting principle, net of taxes (1)	--	--	--	--	8,877
Provisions for income taxes	24,178	16,963	703	12,246	11,470
Interest expense, net (includes gain/loss on early extinguishment of debt)	13,454	13,478	27,709	20,307	21,406
Depreciation and amortization less amounts included in interest	9,887	5,388	5,293	4,969	4,163
EBITDA	92,631	71,876	35,156	60,869	55,739
Impairment of indefinite-lived intangible assets	--	--	20,000	--	--
Loss on product divestures	--	8,678	--	--	--
Litigation settlement	(19,292)	(2,086)	15,836	--	--
Executive severance charges	--	2,269	--	--	--
EBITDA (excluding impairment, loss on product divestures, litigation settlement and executive severance charges)	$ 73,339	$ 80,737	$ 70,992	$ 60,869	$ 55,739

(1) Upon adoption of SFAS 142, we obtained independent appraisals to determine the fair value of our indefinite-lived intangible assets and recorded a write-down of $8.9 million in fiscal 2002, as a cumulative effect of change in accounting principle, net of income tax benefit.

[Page Intentionally Left Blank]

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described in our filings with the Securities and Exchange Commission.

Overview

Founded in 1879, we are a leading marketer and manufacturer of a broad portfolio of branded OTC healthcare products, toiletries and dietary supplements in such categories as topical pain care, medicated skin care products, medicated dandruff shampoos, dietary supplements, and other OTC and toiletry products. Our portfolio of products includes well-recognized brands such as:

- *Icy Hot, Aspercreme* and *Capzasin* - topical pain care;
- *Gold Bond* - medicated skin care products;
- *Selsun Blue* and *Selsun Salon* - medicated dandruff shampoos;
- *Dexatrim, Garlique* and *New Phase* - dietary supplements;
- Other OTC and toiletry products such as *Pamprin,* a menstrual analgesic; *Herpecin-L,* a lip care product; *Benzodent,* a dental analgesic cream; and toiletries such as *Bullfrog,* a line of sunscreens; *UltraSwim,* a chlorine-removing shampoo; *Sun-In*, a hair lightener.

Our products target niche markets that are often outside the focus of larger companies where we believe we can achieve and sustain significant market share through innovation and strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our *Gold Bond* medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which represented approximately 32% of our total revenues in fiscal 2006. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force.

Developments During Fiscal 2006

Products

In the first quarter of fiscal 2006, we introduced or completed the introduction of the following product line extensions: *Icy Hot Pro-Therapy*, *Selsun Salon*, *Bullfrog Mosquito Coast*, *Garlique CardioAssist*, *Capzasin* Back & Body Patch and *Pamprin* Max. In the second quarter of fiscal 2006, we introduced *Dexatrim* Max$_2$O. *Gold Bond Ultimate* Softening Lotion was introduced in the fourth quarter of 2006.

Based on *Icy Hot Pro-Therapy* performing below expectations, a review of point of sales data throughout fiscal 2006, an estimate of inventory on hand at customers and a review of our on hand inventory and purchase commitments outstanding as of November 30, 2006, we have provided for an estimate of returns of $3.3 million and an estimate of obsolete inventory of $2.0 million, which reduced net sales and increased cost of sales, respectively, in our consolidated financial statements as of November 30, 2006.

Debt

On November 30, 2005, we called our $75.0 million of Floating Rate Senior Notes for full redemption on December 30, 2005. The terms of the indenture for the Floating Rate Senior Notes required the repayment at a price of 102% of the principal amount of the notes plus accrued interest. The $75.0 million of Floating Rate Senior Notes were fully redeemed on December 30, 2005. We utilized borrowings of $38.0 million under our Amended Revolving Credit Facility and $38.9 million of our cash on hand to fund the redemption of the Floating Rate Senior Notes. As a result of the redemption, a loss on early extinguishment of debt of $2.8 million was recorded in the first quarter of fiscal 2006.

On November 22, 2006, we completed a private offering of $125.0 million of the Convertible Notes, the proceeds of which were used to fund in part the J&J Acquisition. The Convertible Notes bear interest at an annual rate of 2.0%, payable semi-annually on May 15 and November 15 of each year, with the first interest payment due on May 15, 2007. Concurrently with the sale of the Convertible Notes, we purchased a note hedge for $32.0 million and issued warrants for proceeds of $18.6 million with an affiliate of Merrill Lynch (the "Counterparty"). The note hedge and warrants are separate and legally distinct instruments that bind us and the Counterparty and have no binding effect on the holders of the Convertible Notes.

On January 2, 2007, we completed an amended credit facility providing for up to a $100.0 million revolving credit facility and a $300.0 million term loan (the "Credit Facility") led by Bank of America. The proceeds from the term loan under the Credit Facility we used to finance in part the J&J Acquisition. The term loan bears interest at LIBOR plus 1.75% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus 0.75% at our discretion. Maturities of the term loan are $3.0 million annually with any remaining balance due January 2, 2013.

Stock Repurchase

During fiscal 2006, we repurchased 1.2 million shares of our common stock under our stock repurchase program for $39.3 million at an average price per share of $33.57.

On July 25, 2006, we successfully completed a consent solicitation from the holders of the 7.0% Subordinated Notes to an amendment to the indenture to increase our capacity to make restricted payments by an additional $85.0 million, including payments for the repurchase of our common stock and adjust the fixed charge coverage ratio as defined in the indenture. In connection with the consent solicitation, our Board of Directors authorized the repurchase of up to an additional $100.0 million of our common stock under the terms of our existing stock repurchase program. As of February 1, 2007, the current amount available under the authorization from the Board of Directors was $88.1 million.

Litigation

Over the past two years, we have resolved all of the claims submitted in the *Dexatrim* PPA settlement. A total of $70.9 million was previously funded into a settlement trust by our insurers and Sidmak Laboratories, Inc., the manufacturer of *Dexatrim* products containing PPA, for the purpose of paying claims in the settlement. All claims in the settlement and expenses of the trust have now been paid. On June 14, 2006, we filed a motion to dissolve the settlement trust. The court granted this motion on July 14, 2006. On August 31, 2006, the settlement trust paid us $10.7 million which is included as a component of litigation settlement in our condensed consolidated statement of income. The settlement trust currently has a balance of approximately $2.8 million. We expect to use those funds to resolve the one pending *Dexatrim* PPA case which opted out of the settlement. Any funds remaining after we resolve the opt-out case will be returned to one of our insurance carriers. We currently do not expect to record any additional charges relative to the settlement of the PPA litigation, except for legal expenses that will be recorded in the period incurred.

During the third quarter of fiscal 2005, we entered into a settlement agreement with the DELACO Company ("DELACO"), successor by merger to the Thompson Medical Company, Inc., which owned the *Dexatrim* brand prior to December 21, 1998 (the "DELACO Agreement"). The DELACO Agreement was approved by the DELACO bankruptcy court on July 28, 2005. Pursuant to the DELACO Agreement, we agreed to assume responsibility for all claims against DELACO and its predecessor, Thompson Medical Company, Inc., or us relating to *Dexatrim* products involving an injury date after December 21, 1998 and hold the DELACO bankruptcy estate harmless from any such claims. In exchange, a settlement trust to be established under DELACO's bankruptcy plan agreed to pay us $8.75 million and assume responsibility for all claims related to *Dexatrim* products alleging injury dates on or before December 21, 1998. On February 17, 2006, the DELACO bankruptcy court entered an order confirming the DELACO bankruptcy plan which incorporated the terms of the DELACO Agreement. In accordance with the DELACO bankruptcy plan, the settlement trust established under the plan paid us $8.75 million on March 17, 2006, which is included in our condensed consolidated statements of income, net of legal expenses. In addition, this order allows us to dismiss all cases against us with injury dates prior to December 21, 1998, and channel these cases to the DELACO settlement trust whether brought by an injured party or a co-defendant to a *Dexatrim* products liability case. We expect all claims with injury dates prior to December 21, 1998 to be channeled to the DELACO settlement trust. The confirmation of the DELACO bankruptcy plan effectively releases us from liability for all PPA products liability cases with injury dates prior to December 21, 1998.

Acquisition

On January 2, 2007, we completed the J&J Acquisition for $410.0 million. The acquisition was funded with the proceeds received from the Convertible Notes, borrowings under our revolving credit facility and funds provided from the term loan under our Credit Facility.

Results of Operations

The following table sets forth for the periods indicated, certain items from our consolidated statements of income expressed as a percentage of total revenues:

	Year Ended November 30,		
	2006	2005	2004
TOTAL REVENUES	100.0%	100.0%	100.0%
COSTS AND EXPENSES:			
Cost of sales	31.3	28.6	28.4
Advertising and promotion	32.0	27.5	29.0
Selling, general and administrative	15.6	16.9	17.1
Executive severance charges	—	0.8	—
Impairment of indefinite-lived intangible assets	—	—	7.8
Loss on product divestures	—	3.1	—
Litigation settlement	(6.4)	(0.7)	6.1
Total costs and expenses	72.5	76.2	88.4
INCOME FROM OPERATIONS	27.5	23.8	11.6
OTHER INCOME (EXPENSE):			
Interest expense	(3.9)	(4.9)	(5.9)
Investment and other income, net	0.4	0.4	0.1
Loss on early extinguishment of debt	(0.9)	(0.3)	(5.0)
Total other income (expense)	(4.4)	(4.8)	(10.8)
INCOME BEFORE INCOME TAXES	23.1	19.0	0.8
PROVISION FOR INCOME TAXES	8.1	6.1	0.2
NET INCOME	15.0%	12.9%	0.6%

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to use estimates. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the November 30, 2006 consolidated financial statements:

Allowance for Doubtful Accounts

As of November 30, 2006, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer's industry, new developments in the customer's industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates. During the year ended November 30, 2006, we performed a detailed assessment of the collectibility of trade accounts receivable and did not make any significant adjustments to our estimate of allowance for doubtful accounts. The balance of allowance for doubtful accounts was $0.3 million, $0.3 million and $0.8 million at November 30, 2006, 2005 and 2004, respectively.

Revenue Recognition

Revenue is recognized when our products are shipped and title transfers to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and consideration of discontinued products, product divestitures, estimated inventory levels held by our customers and retail point of sale data on existing and newly introduced products. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. We charge the allowance account for product returns when the customer provides appropriate supporting documentation that the product is properly destroyed or upon receipt of the product.

We separate returns into the two categories of seasonal and non-seasonal products. We use the historical return detail of seasonal and non-seasonal products for at least the most recent three fiscal years on generally all products, which is normalized for any specific occurrence that is not reasonably likely to recur, to determine the amount of product returned as a percentage of sales, and estimate an allowance for potential returns based on product sold in the current period. To consider product sold in current and prior periods, an estimate of inventory held by our retail customers is calculated based on customer inventory detail. This estimate of inventory held by our customers, along with historical returns as a percentage of sales, is used to determine an estimate of potential product returns. This estimate of the allowance for seasonal and non-seasonal returns is further analyzed by considering retail customer point of sale data. We also consider specific events, such as discontinued product or product divestitures, when determining the adequacy of the allowance. Our estimate of product returns for seasonal and non-seasonal products as of November 30, 2006 was $1.2 million and $1.3 million, respectively, $0.2 million and $0.6 million, respectively, as of November 30, 2005 and $0.5 million and $0.1 million, respectively, as of November 30, 2004. As of November 30, 2006 and November 30, 2005, estimated returns of pHisoderm product was $0.3 million and $0.7 million, respectively, due to our November 30, 2005 divestiture of this brand. Based on consideration of the sales of *Icy Hot Pro-Therapy* performing below expectations, review of retail point of sales data throughout fiscal 2006 and an estimate of inventory on hand at customers, we have estimated returns as of November 30, 2006 of $3.3 million, which decreased net sales on our consolidated financial statements. As a result of higher sales volumes in fiscal 2006, we increased our estimate of returns for seasonal products by approximately $1.0 million, which resulted in a decrease to net sales in our consolidated financial statements. For fiscal 2005 and 2004, we decreased our estimate of seasonal returns by approximately $0.2 million and $0.9 million, respectively, which resulted in an increase to net sales in our consolidated financial statements. During the fiscal years ended November 30, 2006 and 2005, as a result of our estimate of customer inventory levels, historical non-seasonal product returns and retail point of sale data, we increased our estimate of non-seasonal returns by approximately $0.7 million and $0.6 million, respectively, which resulted in a decrease to net sales in our consolidated financial statements. During fiscal 2004, we decreased our estimate of non-seasonal returns by approximately $0.8 million, which resulted in an increase to net sales in our consolidated financial statements. Each percentage point change in the seasonal return rate would impact net sales by approximately $0.2 million. Each percentage point change in the non-seasonal return rate would impact net sales by approximately $0.4 million.

We routinely enter into agreements with customers to participate in promotional programs. The cost of these programs is recorded as either advertising and promotion expense or as a reduction of sales as prescribed by Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". A significant portion of the programs are recorded as a reduction of sales and generally take the form of coupons and vendor allowances, which are normally taken via temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We also enter into cooperative advertising programs with certain customers, the cost of which is recorded as advertising and promotion expense. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of the advertisement being run. During fiscal 2006, 2005 and 2004, our cooperative advertising reimbursements did not exceed the fair value of the benefits received under those programs.

We analyze promotional programs in two primary categories -- coupons and vendor allowances. Customers normally utilize vendor allowances in the form of temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We estimate the accrual for outstanding coupons by utilizing a third-party clearinghouse to track coupons issued, coupon value, distribution and expiration dates, quantity distributed and estimated redemption rates that are provided by us. We estimate the redemption rates based on internal analysis of historical coupon redemption rates and expected future retail sales by considering recent point of sale data. The estimate for vendor allowances is based on estimated unit sales of a product under a program and amounts committed for such programs in each fiscal year.

Estimated unit sales are determined by considering customer forecasted sales, point of sale data and the nature of the program being offered. The three most recent years of expected program payments versus actual payments made and current year retail point of sale trends are analyzed to determine future expected payments. Customer delays in requesting promotional program payments due to their audit of program participation and resulting request for reimbursement is also considered to evaluate the accrual for vendor allowances. The costs of these programs is often variable based on the number of units actually sold. As of November 30, 2006, the coupon accrual and reserve for vendor allowances were $1.2 million and $3.7 million, respectively, $0.6 million and $1.1 million, respectively, as of November 30, 2005 and $1.3 million and $1.9 million, respectively, as of November 30, 2004. Each percentage point change in promotional program participation would impact net sales by $0.2 million and advertising and promotion expense by an insignificant amount.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes". This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of an asset or liability. We record income tax expense in our consolidated financial statements based on an estimated annual effective income tax rate. Our estimated annual effective income tax rate during fiscal 2006 was 35%, as compared to 32% in fiscal 2005 and 33% in fiscal 2004, as a result of lower deductions for charitable contributions and greater apportionment in states with higher statutory tax rates.

For additional information regarding our significant accounting policies, see note 2 of notes to consolidated financial statements.

Fiscal 2006 Compared to Fiscal 2005

To facilitate discussion of our operating results for the years ended November 30, 2006 and 2005, we have included the following selected data from our consolidated statements of income:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2006	2005	Amount	Percentage
	(dollars in thousands)			
Domestic net sales	$ 276,397	$ 252,436	$ 23,961	9.5%
International revenues (including royalties)	24,151	26,882	(2,731)	(10.2)
Total revenues	300,548	279,318	21,230	7.6
Cost of sales	94,036	79,884	14,152	17.7
Advertising and promotion expense	96,071	76,763	19,308	25.2
Selling, general and administrative expense	46,989	47,322	(333)	(0.7)
Executive severance charges	--	2,269	(2,269)	(100.0)
Loss on product divestures	--	8,678	(8,678)	(100.0)
Litigation settlement charges	(19,292)	(2,086)	(17,206)	(824.8)
Interest expense	11,725	13,814	(2,089)	(15.1)
Loss on early extinguishment of debt	2,805	750	2,055	274.0
Net income	45,112	36,047	9,065	25.1

Domestic Net Sales

Domestic net sales for fiscal 2006 increased $24.0 million, or 9.5%, to $276.4 million from $252.4 million in fiscal 2005. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2006	2005	Amount	Percentage
	(dollars in thousands)			
Topical pain care products	$ 101,396	$ 89,539	$ 11,857	13.2%
Medicated skin care products	67,238	62,458	4,780	7.7
Dietary supplements	35,081	33,828	1,253	3.7
Medicated dandruff shampoos and conditioner	37,742	34,880	2,862	8.2
Other OTC and toiletry products	34,940	31,731	3,209	10.1
Total	$ 276,397	$ 252,436	$ 23,961	9.5

Net sales growth in the topical pain care category was led by the launch of the new *Icy Hot Pro-Therapy* line of elastic support braces and pain relieving insert product and a 18% increase in sales of *Capzasin,* led by the new *Capzasin* Back & Body Patch. Excluding sales of *Icy Hot Pro-Therapy*, the category declined 3% compared to fiscal 2005, led by decreased sales of *Icy Hot* and *Flexall*. Based on *Icy Hot Pro-Therapy* performing below expectations, a review of retail point of sales data throughout fiscal 2006 and an estimate of inventory on hand at customers, we have provided for an estimate of returns as of November 30, 2006 of $3.3 million, which reduced net sales in our consolidated financial statements.

Net sales growth in the medicated skin care products category resulted from a 24% increase in the *Gold Bond* franchise. *Gold Bond* sales growth was attributable to 62%, 5% and 10% increases from the lotion, powder and cream lines, respectively, and was partially offset by lost sales from our discontinued first aid and antifungal foot swab products. The increase in sales from the *Gold Bond* lotion line of products was attributable to continued sales increases of *Gold Bond Ultimate* Healing Lotion and the introduction of *Gold Bond Ultimate* Softening Lotion in fiscal 2006. The increase in net sales of *Gold Bond* powder was due to continued growth of the medicated powder line. The overall sales growth in this category was offset by the 16% decline in sales resulting from the sale of pHisoderm effective November 30, 2005.

Net sales for the dietary supplements category improved primarily due to a 28% increase in *Dexatrim* led by the introduction of *Dexatrim* Max_2O in fiscal 2006, which was partially offset by lost sales of the discontinued All-in-One Bar. Net sales of *New Phase* decreased due to the introduction in fiscal 2005 of *New Phase* Extra Strength.

Domestic net sales of our medicated dandruff shampoos increased 8% due to a full years sales of *Selsun Salon*, which was launched in the fourth quarter of fiscal 2005. This sales growth was partially offset by a slight reduction in sales of *Selsun Blue*.

The increase in net sales for the other OTC and toiletry products category was due primarily to sales increases of *Pamprin* and *Bullfrog* of 16% and 17%, respectively, led by the introduction of *Pamprin* MAX and *Bullfrog Mosquito Coast*, respectively. The sales growth was partially offset by sales decreases of *Mudd*, *Prēmsyn* and *Benzodent*.

Domestic sales variances were principally the result of changes in unit sales volumes with the exception of certain selected products, for which we implemented a unit sales price increase.

International Revenues

For fiscal 2006, international revenues decreased $2.7 million, or 10.2%, to $24.2 million from $26.9 million in fiscal 2005. The decrease was primarily due to the reduction of sales as a result of the divestiture of pHisoderm at the end of fiscal 2005 and the suspension of distribution in a single European market in 2005, partially offset by a full year sales of *Icy Hot* in Canada in 2006.

Cost of Sales

Cost of sales in fiscal 2006 increased $14.2 million, or 17.7%, to $94.0 million from $79.9 million in fiscal 2005. Cost of sales as a percentage of total revenues was 31.3% for fiscal 2006 as compared to 28.6% for fiscal 2005. The increase in cost of sales as a percentage of total revenues was primarily due to the launch of *Icy Hot Pro-Therapy* which has higher product costs than our other products. Based on *Icy Hot Pro-Therapy* performing below expectations and a review of our on hand inventory and purchase commitments outstanding as of November 30, 2006, we have recorded an estimate for obsolete inventory of $2.0 million, which increased cost of sales in our consolidated financial statements.

Advertising and Promotion Expense

Advertising and promotion expenses in fiscal 2006 increased $19.3 million, or 25.2%, to $96.1 million from $76.8 million in fiscal 2005 and were 32.0% of total revenues for fiscal 2006 compared to 27.5% for the comparable period of fiscal 2005. Support for new product introductions resulted in an increase in advertising and promotion expenditures in fiscal 2006 for *Icy Hot Pro-Therapy*, *Selsun Salon* and *Bullfrog Mosquito Coast*.

Selling, General and Administrative Expense

Selling, general and administrative expenses decreased $0.3 million, or 0.7%, to $47.0 million from $47.3 million in fiscal 2005. Selling, general and administrative expenses were 15.6% and 16.9% of total revenues for fiscal 2006 and fiscal 2005, respectively. The decrease was attributable to lower compensation expense in the current year related to payments associated with restricted stock grants in the prior year and an executive severance charge in fiscal 2005, offset in part by share-based compensation expense under SFAS 123R in fiscal 2006.

Litigation Settlement Charges

Litigation settlement for fiscal 2006 reflected the $8.8 million recovery from the DELACO settlement trust in the first quarter of 2006, the $10.7 million recovery from the settlement trust in the third quarter of 2006 in the *Dexatrim* litigation settlement and net legal expenses related to the *Dexatrim* litigation of $0.2 million, compared to the reversal of a charge of $6.0 million related to the *Dexatrim* litigation, $0.5 million reimbursement from the settlement trust for previously incurred administrative costs for the same period of fiscal 2005, offset by legal expenses and ephedrine-related claims of $4.4 million related to the settlement of *Dexatrim* litigation.

Interest Expense

Interest expense in fiscal 2006 decreased $2.1 million, or 15.1%, to $11.7 million from $13.8 million in fiscal 2005. The decrease was largely the result of reductions in outstanding debt as a result of the redemption of our $75.0 million Floating Rate Senior Notes on December 30, 2005. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Loss on Early Extinguishment of Debt

Our $75.0 million of Floating Rate Senior Notes were fully redeemed in the first quarter of fiscal 2006, which resulted in a loss on early extinguishment of debt of $2.8 million. During fiscal 2005, we repurchased $17.5 million of our 7.0% Subordinated Notes, which resulted in a loss on early extinguishment of debt of $0.7 million.

Fiscal 2005 Compared to Fiscal 2004

To facilitate discussion of our operating results for the years ended November 30, 2005 and 2004, we have included the following selected data from our consolidated statements of income:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2005	2004	Amount	Percentage
	(dollars in thousands)			
Domestic net sales	$ 252,436	$ 234,003	$ 18,433	7.9%
International revenues (including royalties)	26,882	24,152	2,730	11.3
Total revenues	279,318	258,155	21,163	8.2
Cost of sales	79,884	73,358	6,526	8.9
Advertising and promotion expense	76,763	74,929	1,834	2.4
Selling, general and administrative expense	47,322	44,169	3,153	7.1
Executive severance charges	2,269	--	2,269	100.0
Impairment of indefinite-lived intangible assets	--	20,000	(20,000)	(100.0)
Loss on product divestures	8,678	--	8,678	100.0
Litigation settlement charges	(2,086)	15,836	(17,922)	(113.2)
Interest expense	13,814	15,049	(1,235)	(8.2)
Loss on early extinguishment of debt	750	12,958	(12,208)	(94.2)
Net income	36,047	1,451	34,596	2,384.3

Domestic Net Sales

Domestic net sales for fiscal 2005 increased $18.4 million, or 7.9%, to $252.4 million from $234.0 million in fiscal 2004. For a description of each brand included in the following categories, see "Products" in Item 1 of this Form 10-K. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2005	2004	Amount	Percentage
	(dollars in thousands)			
Topical pain care products	$ 89,539	$ 76,300	$ 13,239	17.4%
Medicated skin care products	62,458	60,495	1,963	3.2
Dietary supplements	33,828	33,011	817	2.5
Medicated dandruff shampoos and conditioner	34,880	31,309	3,571	11.4
Other OTC and toiletry products	31,731	32,888	(1,157)	(3.5)
Total	$ 252,436	$ 234,003	$ 18,433	7.9

Net sales growth in the topical pain care category was led by 38% and 15% increases in sales of *Aspercreme* and *Icy Hot*, respectively. *Aspercreme's* sales increase was driven by the launch of the Odor-Free Therapy Back and Body Patch. *Icy Hot* continued to benefit from the strength of the *Icy Hot* Back Patch and a full year of sales from the Medicated Sleeve. Net sales growth in this category also resulted from 15%, 9% and 2% sales increases in *Capzasin*, *Sportscreme* and *Flexall*, respectively. The overall sales growth in this category was partially offset by decreased sales of *Arthritis Hot*.

Net sales growth in the medicated skin care products category resulted from an 8% increase in the *Gold Bond* franchise. *Gold Bond* sales growth was attributable to 26%, 7%, 6% and 2% increases from the lotion, powder, foot care and cream lines, respectively, and was partially offset by lost sales from our discontinued first aid and antifungal foot swab products. The increase in sales from the *Gold Bond* lotion line of products was attributable to continued sales increases of *Gold Bond Ultimate* Healing Lotion. The increase in net sales of *Gold Bond* powder was driven by the launch of *Gold Bond Ultimate* Comfort Body Powder, and the sales increase of *Gold Bond* foot care products resulted from increased distribution. Although pHisoderm benefited from the launch of the new pH_2O line, this line extension was more than offset by weakness in sales and lost distribution from its acne and base skin care business. The pHisoderm brand and related inventories were sold on November 30, 2005 to The Mentholatum Co., Inc.

Net sales for the dietary supplements category improved primarily due to 15% and 8% increases in *New Phase* and *Garlique*, respectively. Net sales of *New Phase* increased due to the introduction of *New Phase* Extra Strength, and *Garlique* sales benefited from an effective new advertising campaign. *Dexatrim* diet pill sales increased 30% due to the successful launch of *Dexatrim Max*, but were offset in part by declining sales of the *Dexatrim All in One* bar.

Domestic net sales of our medicated dandruff shampoos increased 11%, reflecting continued sales growth of *Selsun Blue* resulting from an effective advertising campaign and the launch of *Selsun Salon* in the fourth quarter of fiscal 2005.

The decrease in net sales for the other OTC and toiletry products category was due primarily to sales decreases of *Pamprin*, *Bullfrog* and *Prēmsyn*. The decreases in sales of *Pamprin* and *Prēmsyn* were primarily attributable to lost distribution with a major retailer. The 3% decrease in sales of *Bullfrog* was primarily attributable to unfavorable weather principally at the beginning of the suncare season and the timing and magnitude of returns in the fourth quarter of fiscal 2005. The decrease in sales was partially offset by sales growth of *Sun-In*, *UltraSwim*, *Herpecin-L* and *Benzodent*.

Domestic sales variances were principally the result of changes in unit sales volumes with the exception of certain selected products, for which we implemented a unit sales price increase.

International Revenues

For fiscal 2005, international revenues increased $2.7 million, or 11.3%, to $26.9 million from $24.1 million in fiscal 2004. The increase was primarily due to the introduction of *Icy Hot* in Canada and strengthening distributor sales in certain European and Middle Eastern countries offset in part by sales declines in the U.K. market.

Cost of Sales

Cost of sales in fiscal 2005 increased $6.5 million, or 8.9%, to $79.9 million from $73.4 million in fiscal 2004 due primarily to an increase in sales volume. Cost of sales as a percentage of total revenues was 28.6% for fiscal 2005 as compared to 28.4% for fiscal 2004. The increase in cost of sales as a percentage of total revenues was primarily due to increases in raw materials and transportation costs, offset in part by price increases for several products. It is anticipated that costs of sales may increase as a percentage of sales in fiscal 2006 as a result of the introduction of *Icy Hot Pro-Therapy* and *Selsun Salon.*

Advertising and Promotion Expense

Advertising and promotion expenses in fiscal 2005 increased $1.8 million, or 2.4%, to $76.8 million from $74.9 million in fiscal 2004 and were 27.5% of total revenues for fiscal 2005 compared to 29.0% for fiscal 2004. Support for new product introductions resulted in an increase in advertising and promotion expenditures in fiscal 2005 for *Dexatrim*, *Aspercreme*, *Gold Bond* powder, *Bullfrog*, *New Phase* and pHisoderm. The decrease in advertising and promotion expense as a percentage of total revenues was attributable to a more cost-effective use of advertising expenditures and higher sales.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $3.2 million, or 7.1%, to $47.3 million from $44.2 million in fiscal 2004. Selling, general and administrative expenses were 16.9% and 17.1% of total revenues for fiscal 2005 and 2004, respectively. An increase in sales was primarily responsible for higher selling expenses. In addition, freight expenses increased due to higher fuel costs. The increase in general and administrative expenses was largely a result of higher levels of product development expenses, compensation expense and insurance expense during fiscal 2005.

Executive Severance Charges

During the third quarter of fiscal 2005, we entered into a separation agreement with our former president and chief operating officer. In connection with the separation agreement, we incurred a $2.3 million executive severance charge consisting of a $0.9 million lump-sum cash payment and a $1.4 million non-cash charge as a result of accelerating the removal of restrictions on restricted stock.

Impairment of Indefinite-Lived Assets

As a result of a decline in sales and reforecasted expected future cash flows in the fourth quarter of fiscal 2004, we performed the impairment test as prescribed by SFAS 142 and determined that a revaluation was required for our *Dexatrim* product line at November 30, 2004. We obtained an independent appraisal to determine the fair value of the indefinite-lived intangible asset related to this product line. As a result, we incurred an impairment charge of $20.0 million in the fourth quarter of fiscal 2004. No corresponding charge was incurred in fiscal 2005.

Loss on Product Divestures

During the fourth quarter of fiscal 2005, we sold the pHisoderm line of skin care products for a purchase price of $8.5 million plus inventories of approximately $1.1 million. As a result of this transaction, we recorded a loss on product divestures of $8.7 million in the fourth quarter of fiscal 2005.

Litigation Settlement Charges

Litigation settlement items decreased $17.9 million in fiscal 2005 to a gain of $2.1 million from an expense of $15.8 million in fiscal 2004. The change was principally due to a $6.0 million reversal of previously estimated costs related to the *Dexatrim* litigation, net of legal expenses, recorded in the second quarter of fiscal 2005 and reduced *Dexatrim* legal and administrative costs in fiscal 2005 compared to fiscal 2004.

Interest Expense

Interest expense in fiscal 2005 decreased $1.2 million, or 8.2%, to $13.8 million from $15.0 million in fiscal 2004. The decrease was largely the result of reductions in outstanding debt as a result of our repurchase of $17.5 million of our 7.0% Senior Subordinated Notes completed in the second quarter of fiscal 2005 and the remaining benefit from the debt refinancing completed during the first quarter of fiscal 2004. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Loss on Early Extinguishment of Debt

During the second quarter of fiscal 2005, we repurchased $17.5 million of our 7.0% Senior Subordinated Notes, which resulted in a loss on early extinguishment of debt of $0.7 million. During the fourth quarter of fiscal 2005, we called our $75.0 million Floating Rate Senior Notes for full redemption on December 30, 2005. The $75 million of Floating Rate Senior Notes were fully redeemed on December 30, 2005. As a result of the redemption, a loss on early extinguishment of debt of $2.8 million was recorded in the first quarter of fiscal 2006.

Liquidity and Capital Resources

We have historically funded our operations with a combination of internally generated funds and borrowings. Our principal uses of cash are for operating expenses, servicing long-term debt, acquisitions, working capital, repurchases of our common stock, payment of income taxes and capital expenditures.

Cash of $54.4 million and $55.0 million was provided by operations in fiscal 2006 and 2005, respectively. Increased net income and reduced accounts receivable, due mainly to the receipt of cash from the sale of pHisoderm in 2005, was offset by increased inventory, due primarily to inventory related to *Icy Hot Pro-Therapy*, and a decrease in accounts payable and accrued liabilities.

Investing activities used cash of $6.8 million and $0.7 million in fiscal 2006 and 2005, respectively. The increase in the usage of cash was primarily due to proceeds received from the sale of our *Selsun* business in certain countries in Africa and Asia in fiscal 2005.

Financing activities used cash of $4.1 million and $46.5 million in fiscal 2006 and 2005, respectively. The decrease in cash used primarily was attributable to the sale of the $125.0 million Convertible Notes in fiscal 2006 and the sale of warrants for $18.6 million, which offset the payoff of the $75.0 million Floating Rate Senior Notes, the repurchase of $39.3 million of common stock and the purchase of the Convertible Note hedge for $32.0 million.

As of November 30, 2006, our total debt was $232.5 million, consisting of our 7.0% Subordinated Notes of $107.5 million and our Convertible Notes of $125.0 million. As of November 30, 2006, we had no borrowings outstanding under our Amended Revolving Credit Facility with available borrowings of up to $100.0 million. As of February 1, 2007, our total debt was $570.5 million, consisting of borrowings outstanding under our revolving credit facility under our Credit Facility totaling $38.0 million, $107.5 million of our 7.0% Subordinated Notes, $125.0 million of our Convertible Notes and a $300.0 million term loan under our Credit Facility. Borrowings under our revolving credit facility under the Credit Facility bear interest at LIBOR plus applicable percentages of 1.00% to 2.00% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.0% to 0.5% (8.25% as of November 30, 2006). The applicable percentages are calculated based on our leverage ratio. Borrowings under the term loan under our Credit Facility bear interest at LIBOR plus 1.75% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus 0.75%. On March 8, 2004, we entered into an interest rate cap agreement effective June 1, 2004 with decreasing annual notional principal amounts of $15.0 million beginning March 1, 2006 and cap rates ranging from 4.0% to 5.0% over the life of the agreement. On November 22, 2006, we entered into an interest rate cap (the "forward starting cap") and an interest rate swap (the "forward starting swap"), both with a future effective date of January 15, 2007. The forward starting cap has decreasing notional principal amounts beginning October 15, 2007 and a cap rate of 5.0% over the life of the agreement. The forward starting swap has decreasing notional principal amounts beginning October 15, 2007 and a swap rate of 4.98% over the life of the agreement.

On July 25, 2006, we successfully completed a consent solicitation from the holders of the 7.0% Subordinated Notes to an amendment to the indenture governing such notes to increase our capacity to make restricted payments by an additional $85.0 million, including payments for the repurchase of our common stock and adjust the fixed charge coverage ratio as defined in the indenture. In connection with the consent solicitation, our Board of Directors authorized the repurchase of up to an additional $100.0 million of our common stock under the terms of our existing stock repurchase program. During fiscal 2006, we repurchased 1,171,663 shares of our common stock for $39.3 million.

We believe that cash provided by operating activities, our cash and cash equivalents balance and funds available under our Credit Facility will be sufficient to fund our capital expenditures, debt service and working capital requirements for the foreseeable future as our business is currently conducted. It is likely that any acquisitions we make in the future will require us to obtain additional financing.

Contractual Obligations

The following data summarizes our contractual obligations as of November 30, 2006. We had no commercial obligations as of November 30, 2006:

			Payments due by		
Contractual Obligations:	Total	Within 1 year	2-3 years	4-5 years	After 5 years
			(dollars in thousands)		
Long-term debt	$ 232,500	$ --	$ --	$ --	$ 232,500
Operating leases	3,301	1,488	1,038	363	412
Purchase commitments	3,136	1,894	1,242	--	--
Endorsements	4,025	1,675	2,350	--	--
Total	$ 242,962	$ 5,057	$ 4,630	$ 363	$ 232,912

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. Other than as presented in the table above, we do not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months.

Foreign Operations

Historically, our primary foreign operations have been conducted through our Canadian and United Kingdom ("U.K.") subsidiaries. Since November 1, 2004, our European business has been conducted through Chattem Global Consumer Products Limited, a wholly-owned subsidiary located in Limerick, Ireland. The functional currencies of these subsidiaries are Canadian dollars, British pounds and Euros, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with

SFAS No. 52, "Foreign Currency Translation". For fiscal 2006 and 2005, these subsidiaries accounted for 8% of total revenues, respectively, and 4% of total assets, respectively. It has not been our practice to hedge our assets and liabilities in Canada, the U.K. and Ireland or our intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payments between us and our foreign subsidiaries. Following our acquisition of *Selsun Blue*, our international business operations have expanded significantly, which has increased our exposure to fluctuations in foreign exchange rates. During fiscal 2006, a portion of these foreign sales was reflected as royalties, which have been paid to us in U.S. dollars. In addition, until July 2005 Abbott Laboratories ("Abbott"), from whom we acquired *Selsun Blue*, continued to supply a portion of our international supply of *Selsun* and billed us in U.S. dollars in certain instances. Beginning April 1, 2004, a portion of our international supply of *Selsun* was billed to us in local currencies. Historically, gains or losses from foreign currency transactions have not had a material impact on our operating results. An insignificant loss for the year ended November 30, 2006 and a gain of $0.2 million for the year ended November 30, 2005 resulted from foreign currency transactions and are included in selling, general and administrative expenses in the consolidated statements of income.

Recent Accounting Pronouncements

See note 2 of notes to consolidated financial statements included in "Financial Statements and Supplementary Data."

Forward Looking Statements

We may from time to time make written and oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders or be made orally in publicly accessible conferences or conference calls. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. We rely on this safe harbor in making such disclosures. These forward-looking statements generally can be identified by use of phrases such as "believe," "plan," "expect," "anticipate," "intend," "forecast" or other similar words or phrases. These forward-looking statements relate to, among other things, our strategic and business initiatives and plans for growth or operating changes; our financial condition and results of operation; future events, developments or performance; and management's expectations, beliefs, plans, estimates and projections. The forward-looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements in this Form 10-K and the documents incorporated herein by reference include the following:

- the inability to successfully integrate the new brands into our portfolio of consumer brands or achieve other synergies associated with the acquisition;
- we have a significant amount of debt that could adversely affect our business and growth prospects;
- we face significant competition in the OTC healthcare, toiletries and dietary supplements markets;
- the possibility of product liability claims, including lawsuits alleging injury from the use of *Dexatrim* products containing ephedrine, which we discontinued manufacturing and shipping in September 2002, or from other products that we currently produce or may produce in the future;
- our product liability insurance coverage may be insufficient to cover existing or future liability claims;
- our acquisition strategy is subject to risk and may not be successful;
- our business is regulated by numerous federal, state and foreign governmental authorities, which subjects us to elevated compliance costs and risks of non-compliance;
- our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands;
- we rely on a few large customers, particularly Wal-Mart Stores, Inc., for a significant portion of our sales;
- we may be adversely affected by fluctuations in buying decisions of mass merchandise, drug and food trade buyers and the trend toward retail trade consolidation;
- we rely on third party manufacturers for a portion of our product portfolio, including products under our *Gold Bond, Icy Hot, Selsun, Dexatrim, ACT, Unisom* and *Cortizone* brands;
- our dietary supplement business could suffer as a result of injuries caused by dietary supplements in general, unfavorable scientific studies or negative press;
- our business could be adversely affected if we are unable to successfully protect our intellectual property;
- because most of our operations are located in Chattanooga, Tennessee, we are subject to regional and local risks;
- we depend on sole or limited source suppliers for ingredients in certain of our products, and our inability to buy these ingredients would prevent us from manufacturing these products;

- we are subject to the risk of doing business internationally;
- the terms of our outstanding debt obligations limit certain of our activities;
- our operations are subject to significant environmental laws and regulations;
- we are dependent on certain key executives, the loss of whom could have a material adverse effect on our business;
- our shareholder rights plan and restated charter contain provisions that may delay or prevent a merger, tender offer or other change of control of us;
- the trading price of our common stock may be volatile; and
- other risks described in our Securities and Exchange Commission filings.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rates and foreign currency exchange rate fluctuations through our regular operating and financing activities.

Our exposure to interest rate risk currently relates to amounts outstanding under our Amended Revolving Credit Facility. Loans under our Amended Revolving Credit Facility bear interest at LIBOR plus applicable percentages of 1.00% to 2.00% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of up to 0.5%. The applicable percentages are calculated based on our leverage ratio. As of November 30, 2006, no amounts were outstanding under the Amended Revolving Credit Facility. The 7.0% Subordinated Notes and the 2.0% Convertible Senior Notes are fixed interest rate obligations. On March 8, 2004, we entered into an interest rate cap agreement effective June 1, 2004 with decreasing annual notional principal amounts of $15.0 million beginning March 1, 2006 and cap rates ranging from 4.0% to 5.0% over the life of the agreement. The amortized value of the premium on the interest rate cap was compared to its fair value as of November 30, 2006 resulting in a loss of $0.3 million, reflected in the income statement as interest expense. As of November 30, 2006, the interest rate cap was deemed to be an ineffective cash flow hedge resulting in de-designation of the hedge. The interest rate cap agreement terminates on March 1, 2010. On November 22, 2006, we entered into a forward starting cap agreement effective January 15, 2007. The forward starting cap has decreasing notional principal amounts beginning October 15, 2007 and a cap rate of 5.0% over the life of the agreement. During the year ended November 30, 2006, the value of the premium on the forward starting cap was compared to the fair value of the forward starting cap and the change in the market value of the premium of $0.1 million, net of tax, was recorded to other comprehensive income. The forward starting cap agreement terminates on January 15, 2010. On November 22, 2006, we entered into a forward starting swap agreement effective January 15, 2007. The forward starting swap has decreasing notional principal amounts beginning October 15, 2007 and a swap rate of 4.98% over the life of the agreement. During the year ended November 30, 2006, the change in fair value of $0.5 million, net of tax, was recorded to other comprehensive income. The forward starting swap agreement terminates on January 15, 2010. The impact on our results of operations of a one-point rate change on the February 1, 2007 outstanding revolving credit facility balance of $38.0 million and $300.0 million term loan balance of our Credit Facility for the next twelve months would be approximately $2.2 million, net of tax.

We are subject to risk from changes in the foreign exchange rates relating to our Canadian, U.K. and Irish subsidiaries. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses, which result from foreign currency transactions, are included in the consolidated statements of income. Until July 2005, Abbott continued to supply us with a portion of our international supply of *Selsun* and billed us in U.S. dollars in certain instances. Beginning April 1, 2004, a portion of our international supply of *Selsun* was billed to us in local currencies. The potential loss resulting from a hypothetical 10.0% adverse change in the quoted foreign currency exchange rate amounts to approximately $0.8 million as of November 30, 2006.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Selected Financial Data

This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended November 30,				
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)				
INCOME STATEMENT DATA:					
Total revenues	$ 300,548	$ 279,318	$ 258,155	$ 233,749	$ 223,116
Operating costs and expenses	217,804	212,830	228,292	177,849	171,540
Income from operations	82,744	66,488	29,863	55,900	51,576
Other expense, net	(13,454)	(13,478)	(27,709)	(20,307)	(21,406)
Income before income taxes and change in accounting principle	69,290	53,010	2,154	35,593	30,170
Provision for income taxes	24,178	16,963	703	12,246	11,470
Income before change in accounting principle	45,112	36,047	1,451	23,347	18,700
Cumulative effect of change in accounting principle, net of income tax benefit [(1)]	—	—	—	—	(8,877)
Net income	$ 45,112	$ 36,047	$ 1,451	$ 23,347	$ 9,823
PER SHARE DATA:					
Income per diluted share before change in accounting principle	$ 2.34	$ 1.77	$ .07	$ 1.19	$ .97
Change in accounting principle	—	—	—	—	(.46)
Total diluted	$ 2.34	$ 1.77	$ .07	$ 1.19	$ .51
BALANCE SHEET DATA:					
(At end of year)					
Total assets	$ 415,313	$ 367,214	$ 372,642	$ 364,466	$ 354,574
Long-term debt, less current maturities	$ 232,500	$ 145,500	$ 200,000	$ 204,676	$ 217,458

(1) Upon adoption of SFAS 142, we obtained independent appraisals to determine the fair value of our indefinite lived intangible assets and recorded a write-down of $8.9 million in fiscal 2002, as a cumulative effect of change in accounting principle, net of income tax benefit.

Market Information

Our common stock is quoted on the Nasdaq Global Select Market under the symbol "CHTT". The table below sets forth the high and low closing sales prices of our common stock as reported on the Nasdaq Global Select Market for the periods indicated.

	High	Low
Fiscal 2006:		
First Quarter	$ 42.00	$ 33.58
Second Quarter	39.90	33.43
Third Quarter	35.49	29.09
Fourth Quarter	49.60	33.37

	High	Low
Fiscal 2005:		
First Quarter	$ 38.08	$ 32.01
Second Quarter	45.65	36.30
Third Quarter	46.08	38.05
Fourth Quarter	39.68	31.77

Holders

As of February 1, 2007, there were approximately 243 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividends

We have not paid dividends on our common stock during the past two fiscal years. We are restricted from paying dividends by the terms of the indenture under which our 7.0% Subordinated Notes were issued and by the terms of our Credit Facility.

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Consolidated Balance Sheets

November 30, 2006 and 2005
(In thousands)

ASSETS	2006	2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 90,527	$ 47,327
Accounts receivable, less allowances of $10,907 in 2006 and $3,417 in 2005	29,595	32,593
Other receivables	257	9,600
Inventories	31,389	23,631
Refundable income taxes	--	1,207
Deferred income taxes	4,341	2,478
Prepaid expenses and other current assets	5,857	5,106
Total current assets	161,966	121,942
PROPERTY, PLANT AND EQUIPMENT, NET	30,353	29,884
OTHER NONCURRENT ASSETS:		
Patents, trademarks and other purchased product rights, net	206,149	206,387
Debt issuance costs, net	11,399	4,297
Other	5,446	4,704
Total other noncurrent assets	222,994	215,388
TOTAL ASSETS	$ 415,313	$ 367,214

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

November 30, 2006 and 2005
(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2005
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ --	$ 37,000
Accounts payable and other	9,948	17,238
Bank overdrafts	5,824	--
Accrued liabilities	11,805	15,248
Total current liabilities	27,577	69,486
LONG-TERM DEBT, less current maturities	232,500	145,500
DEFERRED INCOME TAXES	17,668	27,736
OTHER NONCURRENT LIABILITIES	1,987	1,865
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY:		
Preferred shares, without par value, authorized 1,000, none issued	--	--
Common shares, without par value, authorized 100,000, issued 18,669 in 2006 and 19,668 in 2005	30,452	63,876
Retained earnings	105,965	60,853
	136,417	124,729
Unamortized value of restricted common shares issued	--	(1,818)
Cumulative other comprehensive income, net of taxes:		
Interest rate cap adjustment	(597)	(83)
Foreign currency translation adjustment	(239)	(201)
Total shareholders' equity	135,581	122,627
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 415,313	$ 367,214

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended November 30, 2006, 2005 and 2004
(In thousands, except per share amounts)

	2006	2005	2004
TOTAL REVENUES:			
Net sales	$ 300,320	$ 279,140	$ 257,534
Royalties	228	178	621
Total revenues	300,548	279,318	258,155
COSTS AND EXPENSES:			
Cost of sales	94,036	79,884	73,358
Advertising and promotion	96,071	76,763	74,929
Selling, general and administrative	46,989	47,322	44,169
Executive severance charges	--	2,269	--
Impairment of indefinite-lived intangible assets	--	--	20,000
Loss on product divestures	--	8,678	--
Litigation settlement	(19,292)	(2,086)	15,836
Total costs and expenses	217,804	212,830	228,292
INCOME FROM OPERATIONS	82,744	66,488	29,863
OTHER INCOME (EXPENSE):			
Interest expense	(11,725)	(13,814)	(15,049)
Investment and other income, net	1,076	1,086	298
Loss on early extinguishment of debt	(2,805)	(750)	(12,958)
Total other income (expense)	(13,454)	(13,478)	(27,709)
INCOME BEFORE INCOME TAXES	69,290	53,010	2,154
PROVISION FOR INCOME TAXES	24,178	16,963	703
NET INCOME	$ 45,112	$ 36,047	$ 1,451
NUMBER OF COMMON SHARES:			
Weighted average outstanding, basic	19,036	19,652	19,379
Weighted average and potential dilutive outstanding	19,262	20,366	20,225
NET INCOME PER COMMON SHARE:			
Basic	$ 2.37	$ 1.83	$ .07
Diluted	$ 2.34	$ 1.77	$ .07

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Shareholders' Equity

For the Years Ended November 30, 2006, 2005 and 2004
(In thousands, except per share amounts)

	Common Shares	Retained Earnings	Unamortized Value of Restricted Common Shares Issued	Interest Rate Cap Adjustment	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment, Net	Total
Balance, November 30, 2003	$ 77,815	$ 23,355	$ (2,058)	$ --	$ (820)	$ (1,640)	$ 96,652
Comprehensive income (loss):							
Net income	--	1,451	--	--	--	--	1,451
Interest rate cap adjustment	--	--	--	(316)	--	--	(316)
Foreign currency translation adjustment	--	--	--	--	797	--	797
Minimum pension liability adjustment	--	--	--	--	--	1,640	1,640
Total comprehensive income	--	--	--	--	--	--	3,572
Stock options exercised	6,148	--	--	--	--	--	6,148
Tax benefit realized from stock option plans	5,568	--	--	--	--	--	5,568
Stock repurchases	(5,034)	--	--	--	--	--	(5,034)
Issuance of 2.8 common shares for non- employee directors' compensation	53	--	--	--	--	--	53
Issuance of 70 shares of restricted common stock at a value of $19.98 per share	1,399	--	(1,399)	--	--	--	--
Amortization of value of restricted common shares issued	--	--	1,071	--	--	--	1,071
Balance, November 30, 2004	85,949	24,806	(2,386)	(316)	(23)	--	108,030
Comprehensive income (loss):							
Net income	--	36,047	--	--	--	--	36,047
Interest rate cap adjustment	--	--	--	233	--	--	233
Foreign currency translation adjustment	--	--	--	--	(178)	--	(178)
Total comprehensive income	--	--	--	--	--	--	36,102
Stock options exercised	6,681	--	--	--	--	--	6,681
Tax benefit realized from stock option plans	3,292	--	--	--	--	--	3,292
Stock repurchases	(34,084)	--	--	--	--	--	(34,084)
Issuance of 1.8 common shares for non- employee directors' compensation	70	--	--	--	--	--	70
Issuance of 50 shares of restricted common stock at a value of $ 35.37 per share	1,769	--	--	--	--	--	1,769
Modification of restricted stock agreement	199	--	(257)	--	--	--	(58)
Amortization of value of restricted common shares issued	--	--	825	--	--	--	825
Balance, November 30, 2005	63,876	60,853	(1,818)	(83)	(201)	--	122,627

	Common Shares	Retained Earnings	Unamortized Value of Restricted Common Shares Issued	Interest Rate Cap Adjustment	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment, Net	Total
Comprehensive income (loss):							
Net income	--	45,112	--	--	--	--	45,112
Interest rate cap adjustment	--	--	--	(514)	--	--	(514)
Foreign currency translation adjustment	--	--	--	--	(38)	--	(38)
Total comprehensive income	--	--	--	--	--	--	44,560
Stock-based compensation expense	5,594	--	--	--	--	--	4,882
Stock options exercised	2,480	--	--	--	--	--	2,480
Tax benefit realized from stock option plans	982	--	--	--	--	--	982
Stock repurchases	(39,332)	--	--	--	--	--	(39,332)
Payment for purchase of note hedge, net of tax benefit	(19,994)	--	--	--	--	--	(19,994)
Proceeds from issuance of warrant	18,581	--	--	--	--	--	18,581
Issuance of 2.5 common shares for non- employee directors' compensation	83	--	--	--	--	--	83
Adjustment from unamortized value of restricted common shares issued to common shares	(1,818)	--	1,818	--	--	--	--
Balance, November 30, 2006	$ 30,452	$ 105,965	$ --	$ (597)	$ (239)	--	$ 135,581

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended November 30, 2006, 2005 and 2004
(In thousands, except per share amounts)

	2006	2005	2004
Net income	$ 45,112	$ 36,047	$ 1,451
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,835	6,115	6,131
Deferred income taxes	413	3,894	(1,931)
Stock-based compensation expense	4,745	--	--
Loss on early extinguishment of debt	2,805	750	12,958
Impairment of indefinite-lived assets	--	--	20,000
Loss on product line divestures	--	8,678	--
Tax benefit realized from stock options	(1,627)	3,292	5,568
Restricted stock modification expense	--	1,360	--
Other, net	384	800	(249)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	12,341	(3,069)	(8,426)
Inventories	(7,621)	(1,457)	(3,876)
Refundable income taxes	2,834	2,979	(363)
Prepaid expenses and other current assets	579	(726)	(200)
Accounts payable and accrued liabilities	(11,378)	(3,647)	13,647
Net cash provided by operating activities	54,422	55,016	44,710
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(4,705)	(4,302)	(3,671)
Sales (purchases) of patents, trademarks and other product rights	--	3,199	(7)
(Increase) decrease in other assets	(2,111)	445	(1,813)
Net cash used in investing activities	(6,816)	(658)	(5,491)
FINANCING ACTIVITIES:			
Repayment of long-term debt	(75,000)	(17,500)	(212,288)
Proceeds from long-term debt	125,000	--	200,000
Proceeds from borrowings under revolving credit facility	75,500	--	25,000
Repayments of revolving credit facility	(75,500)	--	(25,000)
Repayments of policy loans	--	(1,031)	--
Bank overdraft	5,824	--	--
Repurchase of common shares	(39,332)	(34,084)	(5,034)
Proceeds from exercise of stock options	2,480	6,681	6,148
Payment for purchase of note hedge	(32,042)	--	--
Proceeds from issuance of warrant	18,581	--	--
Increase in debt issuance costs	(9,099)	(313)	(5,743)
Debt retirement costs	(1,501)	(282)	(7,861)
Premium on interest rate cap agreement	(687)	--	(1,375)
Tax benefit realized from stock options	1,627	--	--
Net cash used in financing activities	(4,149)	(46,529)	(26,153)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(257)	(695)	196
CASH AND CASH EQUIVALENTS:			
Increase for the year	43,200	7,134	13,262
At beginning of year	47,327	40,193	26,931
At end of year	$ 90,527	$ 47,327	$ 40,193
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of 50 shares at a value of $35.37 per share in 2005 and 70 shares at a value of $19.98 per share in 2004	$ --	$ 1,769	$ 1,399

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

All monetary and share amounts are expressed in thousands. Our fiscal years ended November 30, 2004, November 30, 2005 and November 30, 2006 are referred to herein as fiscal 2004, fiscal 2005 and fiscal 2006, respectively.

(1) NATURE OF OPERATIONS

Chattem, Inc. and its wholly-owned subsidiaries ("we", "us", "our" or "Chattem") market and manufacture branded over-the-counter ("OTC") health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States ("U.S.") and in various markets in approximately 80 countries throughout the world.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chattem and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

We consider all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments.

INVENTORIES

Inventory costs include materials, labor and factory overhead. Inventories are valued at the lower of cost using the first-in, first-out ("FIFO") method or market. During the quarter ended November 30, 2005, our domestic operations changed the method of accounting for the cost of inventories from the last-in, first-out (LIFO) method to FIFO. We estimate reserves for inventory obsolescence based on our judgment of future realization. Based on consideration of *Icy Hot Pro-Therapy* performing below expectations and reviewing our on-hand inventory and purchase commitments outstanding as of November 30, 2006, we provided for an estimate for obsolete inventory of $1,983, which is included as a component of cost of sales in the accompanying consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 7 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for fiscal 2006, fiscal 2005 and fiscal 2004 was $4,191, $3,961 and $3,941 respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

The costs of acquired patents and other purchased product rights are capitalized and amortized over their respective useful lives, generally 5 years.

The provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), require certain fair-value-based tests of the carrying value of indefinite-lived intangible assets at least annually.

Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", we evaluate whether events and circumstances have occurred that indicate the remaining useful life of finite-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicated that finite-lived assets should have been evaluated for possible impairment, we used an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether the carrying values of finite-lived assets were recoverable.

DEBT ISSUANCE COSTS

We have incurred debt issuance costs in connection with our long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $693, $727 and $843 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Accumulated amortization of these costs was $1,356 and $689 at November 30, 2006 and 2005, respectively. Due to the redemption of our $75,000 of Floating Rate Senior Notes on December 30, 2005, we recorded a loss on early extinguishment of debt of $2,805. Due to our refinancing transactions (described in Note 5) in fiscal 2004, tender premiums and related fees of $7,861 were paid and net debt issuance costs of $5,097 were written off and charged to loss on early extinguishment of debt in the accompanying consolidated statements of income. In addition, during fiscal 2004 new debt issuance costs of $5,743 were capitalized. In connection with our refinancing transactions (described in Note 5) in fiscal 2005, a loss on early extinguishment of debt was recorded to the consolidated statements of income of $750. On July 25, 2006, we successfully completed the consent solicitation from the holders of the 7.0% Subordinated Notes resulting in a consent fee of $5,619, which is being amortized as additional interest expense through 2014, the remaining term of the 7.0% Subordinated Notes. On November 22, 2006, we completed a private offering of $125,000 of Convertible Senior Notes due 2013 resulting in the capitalization of additional debt issuance costs of $3,465, which is being amortized as additional interest expense through 2013.

BANK OVERDRAFT

Bank overdraft represents outstanding checks in excess of current cash levels. We fund bank overdrafts from our short-term investments and our operating cash flows.

PRODUCT DEVELOPMENT

Product development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $4,241, $3,618 and $3,051 in fiscal 2006, 2005 and 2004, respectively.

ADVERTISING EXPENSES

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for fiscal 2006, 2005 and 2004 was $64,411, $53,096 and $54,263, respectively. At November 30, 2006 and 2005, we reported $2,096 and $2,087, respectively, of advertising paid for in fiscal 2006 and fiscal 2005, which will run or did run in the next fiscal year. These amounts are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of our Canadian, United Kingdom ("U.K.") and Irish subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains (losses) which result from foreign currency transactions amounted to ($21), $189 and $194 in fiscal 2006, 2005 and 2004, respectively, and are included in the accompanying consolidated statements of income as investment and other income, net of expense.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the consolidated financial statements for fiscal 2006, 2005 and 2004.

Allowance For Doubtful Accounts

As of November 30, 2006, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer's industry, new developments in the customer's industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates. During the year ended November 30, 2006, we performed a detailed assessment of the collectibility of trade accounts receivable and increased our estimate of allowance for doubtful accounts by approximately $43, which resulted in an increase to selling, general and administrative expense in the accompanying consolidated statement of income. The balance of allowance for doubtful accounts was $346, $303 and $750 at November 30, 2006, 2005 and 2004, respectively.

Revenue Recognition

Revenue is recognized when our products are shipped and title transfers to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and consideration of discontinued products, product divestitures, estimated inventory levels held by our customers and retail point of sale data on existing and newly introduced products. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. We charge the allowance account for product returns when the customer provides appropriate supporting documentation that the product is properly destroyed or upon receipt of the product.

We separate returns into the two categories of seasonal and non-seasonal products. We use the historical return detail of seasonal and non-seasonal products for at least the most recent three fiscal years on generally all products, which is normalized for any specific occurrence that is not reasonably likely to recur, to determine the amount of product returned as a percentage of sales, and estimate an allowance for potential returns based on product sold in the current period. To consider product sold in current and prior periods, an estimate of inventory held by our retail customers is calculated based on customer inventory detail. This estimate of inventory held by our customers, along with historical returns as a percentage of sales, is used to determine an estimate of potential product returns. This estimate of the allowance for seasonal and non-seasonal returns is further analyzed by considering retail customer point of sale data. We also consider specific events, such as discontinued product or product divestitures, when determining the adequacy of the allowance. Our estimate of product returns for seasonal and non-seasonal products as of November 30, 2006 was $1,204 and $1,321, respectively, $248 and $647, respectively, as of November 30, 2005 and $450 and $65, respectively, as of November 30, 2004. As of November 30, 2006 and November 30, 2005, estimated returns of pHisoderm product was $287 and $650, respectively, due to our November 30, 2005 divestiture of this brand. Based on consideration of the sales of *Icy Hot Pro-Therapy* performing below expectations, review of retail point of sales data throughout fiscal 2006 and an estimate of inventory on-hand at customers, we have estimated returns as of November 30, 2006 of $3,339, which decreased net sales in the accompanying consolidated statements of income. As a result of higher sales volumes in fiscal 2006, we increased our estimate of seasonal returns by $956, which resulted in a decrease to net sales in the accompanying consolidated statements of income. For fiscal 2005 and 2004, we decreased our estimate of seasonal returns by approximately $202 and $934, respectively, which resulted in an increase to net sales in the accompanying consolidated statements of income. During the fiscal years ended November 30, 2006 and 2005, as a result of our estimate of customer inventory levels, historical non-seasonal product returns and retail point of sale data, we increased our estimate of non-seasonal returns by approximately $674 and $582, respectively, which resulted in a decrease to net sales in the accompanying consolidated statements of income. During fiscal 2004, we decreased our estimate of non-seasonal returns by approximately $765, which resulted in an increase to net sales in the accompanying consolidated statements of income. Each percentage point change in the seasonal return rate would impact net sales by approximately $195. Each percentage point change in the non-seasonal return rate would impact net sales by approximately $437.

We routinely enter into agreements with customers to participate in promotional programs. The cost of these programs is recorded as either advertising and promotion expense or as a reduction of sales as prescribed by Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". A significant portion of the programs are recorded as a reduction of sales and generally take the form of coupons and vendor allowances, which are normally taken via temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We also enter into cooperative advertising programs with certain customers, the cost of which is recorded as advertising and promotion expense. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of the advertisement being run. During fiscal 2006 and 2005, our cooperative advertising reimbursements did not exceed the fair value of the benefits received under those programs.

We analyze promotional programs in two primary categories -- coupons and vendor allowances. Customers normally utilize vendor allowances in the form of temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We estimate the accrual for outstanding coupons by utilizing a third-party clearinghouse to track coupons issued, coupon value, distribution and expiration dates, quantity distributed and estimated redemption rates that are provided by us. We estimate the redemption rates based on internal analysis of historical coupon redemption rates and expected future retail sales by considering recent point of sale data. The estimate for vendor allowances is based on estimated unit sales of a product under a program and amounts committed for such programs in each fiscal year. Estimated unit sales are determined by considering customer forecasted sales, point of sale data and the nature of the program being offered. The three most recent years of expected program payments versus actual payments made and current year retail point of sale trends are analyzed to determine future expected payments. Customer delays in requesting promotional program payments due to their audit of program participation and resulting request for reimbursement is also considered to evaluate the accrual for vendor allowances. The costs of these programs is often variable based on the number of units actually sold. As of November 30, 2006, the coupon and vendor allowances accruals were $1,236 and $3,718, respectively, $566 and $1,079, respectively, as of November 30, 2005 and $1,264 and $1,924, respectively, as of November 30, 2004. Each percentage point change in promotional program participation would impact net sales by approximately $157 and advertising and promotion expense by an insignificant amount.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes". This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of an asset or liability. We record income tax expense in our consolidated financial statements based on an estimated annual effective income tax rate. Our estimated annual effective income tax rate during fiscal 2006 was 35%, as compared to 32% in fiscal 2005 and 33% in fiscal 2004, as a result of lower deductions for charitable contributions and greater apportionment in states with higher statutory tax rates.

DERIVATIVE FINANCIAL INSTRUMENTS

We entered into an interest rate cap agreement effective June 1, 2004 as a means of managing our interest rate exposure and not for trading purposes. In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as of November 30, 2006, the interest rate cap was deemed to be an ineffective cash flow hedge due to the reduction of variable rate debt resulting in a loss of $257, net of tax, reflected in the income statement as interest expense.

On November 10, 2006, we entered into a forward starting interest rate cap agreement effective January 15, 2007 as a means of managing our interest rate exposure and not for trading purposes. We paid a $687 premium to enter into the forward starting cap agreement, which will be amortized over the life of the agreement. In accordance with SFAS 133, as of November 30, 2006, the forward starting cap was deemed to be an effective cash flow hedge and the value of the premium on the forward starting cap was compared to the fair value of the forward starting cap and the change in the market value of the premium of $104, net of tax, was recorded to other comprehensive income.

On November 10, 2006, we entered into a forward starting interest rate swap agreement effective January 15, 2007 as a means of managing our interest rate exposure and not for trading purposes. In accordance with SFAS 133, as of November 30, 2006, the forward starting swap was deemed to be an effective cash flow hedge and the change in fair value of $493, net of tax, was recorded to other comprehensive income.

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which subject us to concentrations of credit risk, consist primarily of accounts receivable and short-term cash investments. Our exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, we perform ongoing credit evaluations of our customers' financial position but generally require no collateral from our customers. Our largest customer accounted for 36%, 36% and 34% of consolidated sales in fiscal 2006, 2005 and 2004, respectively. No other customer exceeded 10% of our consolidated sales during the period. Shoppers Drug Mart, a Canadian retailer, accounts for more than 10% of our international revenues. Our ten largest customers represented approximately 73% of total revenues during fiscal 2006, and approximately 71% of our total accounts receivable at November 30, 2006.

OTHER CONCENTRATIONS

We purchase raw materials and packaging materials from a number of third party suppliers primarily on a purchase order basis. Except for pamabrom, pyrilamine maleate and compap, active ingredients used in our *Pamprin* and *Prēmsyn PMS* products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. Net sales of *Pamprin and Prēmsyn PMS* products in fiscal 2006 represented approximately $12,788 of our consolidated total revenues in that year. In addition, we have a limited source of supply for selenium sulfide, the active ingredient in *Selsun Blue*. As a result of the limited supply and increase in worldwide demand, prices have been and are expected to be volatile. We believe that our current sources of supply and potential alternative sources will be adequate to meet future product demands.

SHIPPING AND HANDLING COSTS

Shipping and handling costs of $8,947, $7,998, and $7,482 for fiscal 2006, 2005 and 2004, respectively, are included in selling expenses in our consolidated statements of income.

STOCK-BASED COMPENSATION

We currently provide stock-based compensation under five stock incentive plans that have been approved by our shareholders. Our 1998 Non-Statutory Stock Option Plan provides for the issuance of up to 1,400 shares of common stock to key employees while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows for the issuance of up to 200 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 1,500 shares of common stock. The 2003 and 2005 Stock Incentive Plans both provide for the issuance of up to 1,500 shares of common stock. Stock options granted under all of these plans generally vest over four years from the date of grant as specified in the plans or by the compensation committee of our board of directors and are exercisable for a period of up to ten years from the date of grant.

Effective December 1, 2005, we adopted SFAS 123R, using the modified prospective method. SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to our adopting SFAS 123R, we accounted for our stock-based compensation plans under APB 25 and adopted the disclosure-only provision of SFAS 123. Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant.

For fiscal 2006, we recorded compensation expense related to stock options that reduced income from operations by $4,745, provision for income taxes by $1,656, net income by $3,089 and basic and diluted income per share by $0.16. The stock option compensation expense was included partly in cost of sales, advertising and promotion expenses and selling, general and administrative expenses in the accompanying consolidated statements of income. We capitalized $137 of stock options compensation cost as a component of the carrying cost of inventory on-hand as of November 30, 2006.

On October 27, 2005, the compensation committee of our board of directors approved the immediate acceleration of vesting for all unvested outstanding stock options granted under our 2005 Non-Statutory Stock Option Plan whose exercise price exceeded the closing sale price of the shares of our common stock on the last business day prior to November 30, 2005, the effective date of the acceleration. As a result, options to purchase approximately 436 shares, including options to purchase approximately 260 shares held by our executive officers, became immediately exercisable.

The decision to accelerate vesting of these options was made primarily to minimize future compensation expense that we would otherwise recognize in our consolidated statements of income upon effectiveness of SFAS 123R. As a result of the acceleration, stock option expense will be reduced by approximately $6,603, $4,292 net of tax, over the next three fiscal years.

For options granted subsequent to our SFAS 123R adoption date of December 1, 2005, the fair value of each stock option grant was estimated on the date of grant using a Flex Lattice Model. For options granted prior to our adoption date of SFAS 123R, we used the Black-Scholes option pricing model. The following assuptions were used to determine the fair value of stock option grants:

	For the Year Ended November 30,		
	2006	2005	2004
Risk-free interest rate	4.48%	4.49%	4.35%
Expected dividend yield	0%	0%	0%
Expected volatility	43%	55%	58%
Expected life (years)	6	6	5

Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, our net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts for fiscal 2005 and 2004 as indicated below:

	2005	2004
Net income (loss):		
As reported	$ 36,047	$ 1,451
Recognized stock-based compensation costs, net	--	--
Fair value method compensation costs, net	(10,005)	(4,465)
Pro forma	$ 26,042	$ (3,014)
Net income (loss) per share, basic:		
As reported	$ 1.83	$ .07
Pro forma	$ 1.33	$ (.16)
Net income (loss) per share, diluted:		
As reported	$ 1.77	$ .07
Pro forma	$ 1.28	$ (.15)

RECLASSIFICATIONS AND ADJUSTMENTS

Certain prior year amounts have been reclassified to conform to the current period's presentation. The accrual for vendor allowances of $3,718 and $1,079 as of November 30, 2006 and 2005, respectively, which was included as a component of accrued liabilities, has been reclassified as a reduction of accounts receivable and is included as a component of the allowance of $10,907 and $3,417 that reduces accounts receivable as of November 30, 2006 and 2005, respectively, to the estimated net realizable value.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and amends SFAS No. 95, "Statement of Cash Flows". SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and requires all share-based payments to employees, including grants of employee stock options, to be recognized as additional compensation expense in the financial statements based on the calculated fair value of the awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We adopted SFAS 123R effective for our fiscal year beginning December 1, 2005. We have described the impact of adopting SFAS 123R in our consolidated financial statements in Note 2, Stock-Based Compensation.

The American Jobs Creation Act of 2004 (the "AJCA") was enacted on October 22, 2004. The AJCA repeals an export incentive, creates a new deduction for qualified domestic manufacturing activities and includes a special one-time deduction of 85% of certain foreign earnings repatriated to the U.S.

In December 2004, the FASB issued FASB Staff Position No. 109-1, "Application of FASB Statement No. 109 ("SFAS 109"), Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1"). FSP 109-1 clarifies that the manufacturer's deduction provided for under the AJCA should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction. In accordance with FSP 109-1, we treat the deduction for qualified domestic manufacturing activities, which became effective beginning December 1, 2005, as a reduction of the income tax provision in future years when realized.

In July 2006, FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, or our fiscal year beginning December 1, 2007. We are evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities and is intended to respond to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data, establishes a fair value hierarchy that prioritizes the information used to develop those assumptions and requires separate disclosure by level within the fair value hierarchy. The provisions of SFAS 157 are effective for interim financial statements issued for fiscal years beginning after November 15, 2007, or our fiscal 2008.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). SFAS 158 requires an employer to recognize in its balance sheet an asset or liability for a plan's funded status, measure a plan's assets and obligations as of the end of the employer's fiscal year and recognize changes in the funded status in the year in which the changes occur. SFAS 158 also enhances the current disclosure requirements for pension and other postretirement plans to include disclosure related to certain effects on net periodic benefit cost. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, or our fiscal 2007. The requirement to measure plan assets and benefit obligations as of the employer's fiscal year-end is effective for fiscal years ending after December 15, 2008, or our fiscal 2009.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 did not have an impact on our financial statements.

(3) SHAREHOLDERS' EQUITY

COMPUTATION OF EARNINGS PER SHARE

The following table presents the computation of per share earnings for the years ended November 30, 2006, 2005 and 2004, respectively:

	For the year ended November 30,		
	2006	2005	2004
NET INCOME:	$ 45,112	$ 36,047	$ 1,451
NUMBER OF COMMON SHARES:			
Weighted average outstanding	19,036	19,652	19,379
Issued upon assumed exercise of outstanding stock options	209	684	786
Effect of issuance of restricted common shares	17	30	60
Weighted average and potential dilutive outstanding [1]	19,262	20,366	20,225
NET INCOME PER COMMON SHARE:			
Basic	$ 2.37	$ 1.83	$ .07
Diluted	$ 2.34	$ 1.77	$ .07

[1] Because their effects are anti-dilutive, excludes shares issuable under stock option plans and restricted stock issuance whose grant price was greater than the average market price of common shares outstanding as follows: 797 shares in fiscal 2006, 267 shares in fiscal 2005 and 303 shares in fiscal 2004.

STOCK OPTIONS

We have granted stock options to key employees and non-employee directors under the plans described in Note 2. A summary of the activity of stock options during fiscal 2006, 2005 and 2004 is presented below:

	2006		2005		2004	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	1,753	$ 23.94	2,032	$ 15.38	2,444	$ 9.72
Granted	449	37.87	548	41.99	545	28.33
Exercised	(174)	14.26	(635)	10.51	(839)	7.33
Cancelled	(92)	32.49	(192)	27.85	(118)	15.22
Outstanding at end of year	1,936	$ 27.63	1,753	$ 23.94	2,032	$ 15.38
Options exercisable at year-end	1,126	$ 25.13	989	$ 25.93	418	$ 9.99
Weighted average fair value of options granted		$ 16.75		$ 19.73		$ 13.86
Fair value of options granted		$ 7,520		$ 11,716		$ 7,690
Fair value of options vested		$ 4,882		$ 14,713		$ 4,465
Intrinsic value of options exercised		$ 4,518		$ 20,393		$ 15,750

As of November 30, 2006, the aggregate intrinsic value of stock options outstanding was $41,543 and the weighted average remaining contractual life was six years. The aggregate intrinsic value of stock options exercisable was $26,985 and the weighted average remaining contractual life was six years.

As of November 30, 2006, we had $8,770 of unrecognized compensation cost related to stock options that will be recorded over a weighted average period of approximately two years.

A summary of the exercise prices for options outstanding under our stock-based compensation plans at November 30, 2006 is presented below:

Range of Exercise Prices	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 4.66 - $14.50	658	$ 11.68	5.71	512	$ 10.87
$15.01 - $28.39	405	27.65	7.27	196	27.22
$33.00 - $37.96	98	36.64	6.53	53	37.75
$38.07 - $38.07	404	38.07	5.16	0	0
$42.09 - $43.78	371	42.17	5.45	365	42.14
Total	1,936	27.63	5.91	1,126	25.13

PREFERRED SHARES

We are authorized to issue up to 1,000 preferred shares in series and with rights established by the board of directors. At November 30, 2006 and 2005, no shares of any series of preferred stock were issued and outstanding.

STOCK REPURCHASE

On July 25, 2006, we successfully completed a consent solicitation from the holders of the 7% Subordinated Notes to an amendment to the indenture to increase our capacity to make restricted payments by an additional $85.0 million, including payments for the repurchase of our common stock and adjust the fixed charge coverage ratio as defined in the indenture. In connection with the consent solicitation, our Board of Directors authorized the repurchase of up to an additional $100.0 million of our common stock under the terms of our existing stock repurchase program.

In fiscal 2006, 1,172 shares were repurchased at a cost of $39,332, in fiscal 2005, 882 shares at a cost of $34,084 were repurchased and 191 shares at a cost of $5,034 were repurchased in fiscal 2004. The repurchased shares were retired and returned to unissued. As of February 1, 2007, the current amount available under the authorization from the Board of Directors was $88,147.

SHAREHOLDER RIGHTS PLAN

On January 26, 2000, our board of directors adopted a shareholder rights plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of our common stock, without par value, held by shareholders of record as of the close of business on February 11, 2000. As a result of the two-for-one split of our common stock on November 29, 2002, there is now one-half (1/2) right associated with each share of common stock outstanding. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock. If the rights are triggered, the resulting issued shares would be included in the calculation of diluted earnings per share. The rights will expire on February 11, 2010. As of November 30, 2006, no person or group has acquired beneficial ownership of 15% of our common stock, therefore, no rights have been exercised.

RESTRICTED STOCK ISSUANCE

We issued 50 and 70 restricted shares of common stock to certain employees in fiscal 2005 and 2004, respectively. The market value of these shares on the dates of issuance was $1,769 and $1,399 in fiscal 2005 and 2004, respectively. These amounts are being amortized using the straight-line method over respective four year periods from the date of issuance as additional compensation expense. Amortization was $712, $825 and $1,071 in fiscal 2006, 2005 and 2004, respectively, with the unamortized value of $1,000 and $1,818 being included as a component of shareholders' equity in the November 30, 2006 and 2005 consolidated balance sheets, respectively. The shares issued in fiscal 2005 and 2004 reduced the number of shares available for issuance under our 2003 Stock Incentive Plan. No restricted shares of common stock were issued in fiscal 2006.

A summary of our nonvested restricted stock activity as of November 30, 2006 is presented below:

Nonvested Restricted Stock	Number of shares	Weighted Average Grant-Date Fair Value
Nonvested at November 30, 2005	75	$24.27
Granted	--	--
Vested	(35)	21.13
Forfeited	(3)	35.37
Nonvested at November 30, 2006	37	$26.45

Effective September 1, 2005, our former president and chief operating officer, A. Alexander Taylor II, resigned his positions with the Company, after which Robert E. Bosworth assumed responsibility for both positions. In connection with such resignation, Mr. Taylor and the Company entered into a separation agreement, which, among other things, included accelerated removal of restrictions on a portion of his restricted stock, which resulted in a $1,360 non-cash charge in fiscal 2005.

(4) PATENT, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

We account for intangible assets within the provisions of SFAS 142. In fiscal 2004, we performed the impairment test as prescribed by SFAS 142 and determined that a revaluation was required for our *Dexatrim* product line at November 30, 2004. We obtained an independent appraisal to determine the fair value of the indefinite-lived intangible asset related to this product line. As a result, we incurred an impairment charge of $20,000, which is included in our consolidated statement of income for fiscal 2004. During fiscal 2006 and fiscal 2005, we performed impairment testing of our intangible assets as prescribed by SFAS 142. The valuations indicated no impairment. The carrying value of trademarks, which are not subject to amortization under the provisions of SFAS 142, was $205,983 as of November 30, 2006 and November 30, 2005, respectively.

The gross carrying amount of intangible assets subject to amortization at both November 30, 2006 and November 30, 2005, which consist primarily of non-compete agreements, was $2,139, respectively. The related accumulated amortization of these intangible assets at November 30, 2006 and November 30, 2005, was $1,973 and $1,735, respectively. Amortization of our intangible assets subject to amortization under the provisions of SFAS 142 was $238, $251 and $294 for fiscal 2006, 2005 and 2004, respectively. Estimated annual amortization expense for these assets for fiscal 2007, 2008, 2009, 2010 and 2011 is $106, $40, $20, $0 and $0, respectively. Royalty expense related to other purchased product rights for fiscal 2006, 2005 and 2004 was $78, $112 and $107, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

(5) LONG-TERM DEBT

Long-term debt consisted of the following as of November 30, 2006 and 2005:

	2006	2005
Amended Revolving Credit Facility due 2010 at a variable rate of 8.25% and 7.00% as of *November 30, 2006 and 2005, respectively*	$ --	$ --
Floating Rate Senior Notes due 2010 at a variable rate of 7.41% and 6.87% as of December 30, 2005 (date redeemed) and November 30, 2005, respectively	--	75,000
2.0% Convertible Senior Notes due 2013	125,000	–
7.0% Senior Subordinated Notes due 2014	107,500	107,500
Total long-term debt	232,500	182,500
Less: current maturities	--	37,000
Total long-term debt, net of current maturities	$ 232,500	$ 145,500

On February 26, 2004, we entered into a new Senior Secured Revolving Credit Facility with a maturity date of February 26, 2009 (the "Revolving Credit Facility") with Bank of America, N.A. that provided an initial borrowing capacity of $25,000 and an additional $25,000, subject to successful syndication. On March 9, 2004, we entered into a new commitment agreement with a syndicate of commercial banks led by Bank of America, N.A., as agent, that enabled us to borrow up to a total of $50,000 under the Revolving Credit Facility and an additional $50,000, subject to successful syndication. On November 29, 2005, we entered into an amendment to our Revolving Credit Facility (the "Amended Revolving Credit Facility") that, among *other things, increased our borrowing capacity under the facility from $50,000 to $100,000, increased our flexibility to* repurchase shares of our stock, improved our borrowing rate under the facility and extended the maturity date to November 15, 2010. Upon successful syndication, we are able to increase the borrowing capacity under the Amended Revolving Credit Facility by $50,000 to an aggregate of $150,000. On November 16, 2006, we entered into an amendment to our Amended Revolving Credit Facility that, among other things, permitted the sale of the Convertible Notes. On January 2, 2007, we completed an amended credit facility providing for up to a $100,000 revolving credit facility and a $300,000 term loan (the "Credit Facility"). *The proceeds from the term loan under the Credit Facility were used to finance in part the acquisition of the* five consumer and OTC brands from Johnson & Johnson. The Credit Facility includes an "accordion" feature that permits us under certain circumstances to increase our borrowings under the revolving credit facility by $50,000 and to borrow an additional $50,000 as a term loan.

Borrowings under our Amended Revolving Credit Facility bear interest at LIBOR plus applicable percentages of 1.0% to 2.0% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages up to 0.5%. The applicable percentages are calculated based on our leverage ratio. As of November 30, 2006 and 2005, there were no borrowings outstanding under the Amended Revolving Credit Facility, and the variable rate was 8.25% and 7.00%, respectively. Borrowings under our Amended Revolving Credit Facility are secured by substantially all of our assets, except real property, and shares of capital stock of our domestic subsidiaries held by us and by the assets of the guarantors (our domestic subsidiaries). The Amended Revolving Credit Facility contains covenants, representations, warranties and other agreements by us that are customary in credit agreements and security instruments relating to financings of this type. The significant financial covenants include fixed charge coverage ratio, leverage ratio, senior secured leverage ratio, net worth and brand value calculations. As of February 1, 2007, we had $38,000 of borrowings outstanding under the revolving credit facility under our Credit Facility and our borrowing capacity was $62,000.

On February 26, 2004, we issued and sold $75,000 of Floating Rate Senior Notes due March 1, 2010 (the "Floating Rate Senior Notes") and $125,000 of 7.0% Subordinated Notes due 2014, the proceeds of which were used to purchase the outstanding $204,538 of our 8.875% Senior Subordinated Notes due 2008 on February 26, 2004 and April 1, 2004 and refinance our then existing credit facility. The repurchases resulted in a loss on early extinguishment of debt of $12,958.

On March 8, 2004, we entered into an interest rate cap agreement effective June 1, 2004 with decreasing annual notional principal amounts of $15,000 beginning March 1, 2006 and cap rates ranging from 4.0% to 5.0% over the life of the agreement. We paid a $1,375 premium to enter into the interest rate cap agreement, which will be amortized over the life of the agreement. As of November 30, 2006, increases in the variable interest rate of up to $60,000 of LIBOR based borrowings could be hedged under the provisions of the cap. We had $0 of LIBOR based borrowings with an interest rate capped at 4.0% as of November 30, 2006. During the year ended November 30, 2006, the amortized value of the premium on the interest rate cap was compared to the fair value of the interest rate cap and the change in the market value of the premium of $312, was recorded as a component of interest expense on the accompanying consolidated statement of income. The current portion of the premium on the interest rate cap agreement of $284 is included in prepaid expenses and other current assets, and the long-term portion of $484 is included in other non-current assets. As of November 30, 2006, the interest rate cap was deemed to be an ineffective cash flow hedge resulting in de-designation. A loss of $27 from other comprehensive income was reflected in the income statement as interest expense. The fair value of the interest rate cap agreement is valued by a third party. The interest rate cap agreement terminates on March 1, 2010.

Interest payments on the 7.0% Subordinated Notes are due semi-annually in arrears on March 1 and September 1. Our domestic subsidiaries are guarantors of the 7.0% Subordinated Notes. The guarantees of the 7.0% Subordinated Notes are unsecured senior subordinated obligations of the guarantors. At any time after March 1, 2009, we may redeem any of the 7.0% Subordinated Notes upon not less than 30 nor more than 60 days' notice at redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, and liquidation damages, if any, to the applicable redemption rate, if redeemed during the twelve-month periods beginning March 1, 2009 at 103.500%, March 1, 2010 at 102.333%, March 1, 2011 at 101.167% and March 1, 2012 and thereafter at 100.000%. At any time prior to March 1, 2007, we may redeem up to 35% of the aggregate principal amount of the 7.0% Subordinated Notes (including any additional 7.0% Subordinated Notes) at a redemption price of 107.0% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the applicable redemption rate, with the net cash proceeds of one or more qualified equity offerings; provided, that (i) at least 65.0% of the aggregate principal amount of the 7.0% Subordinated Notes remains outstanding immediately after the occurrence of such redemption (excluding the 7.0% Subordinated Notes held by us and our subsidiaries); and (ii) the redemption must occur within 90 days of the date of the closing of such qualified equity offering.

The indenture governing the 7.0% Subordinated Notes, among other things, limits our ability and the ability of our restricted subsidiaries to: (i) borrow money or sell preferred stock, (ii) create liens, (iii) pay dividends on or redeem or repurchase stock, (iv) make certain types of investments, (v) sell stock in our restricted subsidiaries, (vi) restrict dividends or other payments from restricted subsidiaries, (vii) enter into transactions with affiliates, (viii) issue guarantees of debt and (ix) sell assets or merge with other companies. In addition, if we experience specific kinds of changes in control, we must offer to purchase the 7.0% Subordinated Notes at 101.0% of their principal amount plus accrued and unpaid interest.

During fiscal 2005, we repurchased $17,500 of our 7.0% Subordinated Notes in the open market at an average premium of 1.6% over the principal amount of the notes. The repurchases resulted in a loss on early extinguishment of debt, including related expenses of $750. The outstanding balance of the remaining 7.0% Subordinated Notes was reduced to $107,500.

On November 30, 2005, we called our $75,000 of Floating Rate Senior Notes for full redemption on December 30, 2005. On December 30, 2005, we fully redeemed our $75,000 of Floating Rate Senior Notes at a price of 102% of par plus accrued interest to December 30, 2005. We utilized borrowings of $38,000 under our Amended Revolving Credit Facility and $38,948 of our cash on hand to fund the redemption of the Floating Rate Senior Notes. As a result of the redemption, we paid a 2% premium over par or $1,500, retired associated debt issuance costs of $1,303 and incurred other related call fees, which resulted in a loss on early extinguishment of debt of $2,805 during the first quarter of fiscal 2006.

On July 25, 2006, we successfully completed a consent solicitation from the holders of the 7.0% Subordinated Notes to an amendment to the indenture to increase our capacity to make restricted payments by an additional $85,000, including payments for the repurchase of our common stock, and adjust the fixed charge coverage ratio as defined in the indenture.

On November 22, 2006, we completed a private offering of $125,000 of convertible senior notes due 2013 ("Convertible Notes") to qualified institutional investors pursuant to Section 4(2) of the Securities Act of 1933. The Convertible Notes bear interest at an annual rate of 2.0%, payable semi-annually on May 15 and November 15 of each year, with the first interest payment due on May 15, 2007. The Convertible Notes are convertible into our common stock at an initial conversion price of $58.92 per share, upon the occurrence of certain events, including the closing price of our common stock exceeding 130% of the conversion price per share for 20 of the last 30 trading days of the conversion reference period. The stock price at which the notes would be convertible is $76.59 and as of November 30, 2006 our closing stock price was $48.65. Upon conversion, a holder will receive, in lieu of common stock, an amount of cash equal to the lesser of (i) the principal amount of the convertible note, or (ii) the conversion value, determined in the manner set forth in the indenture governing the Convertible Notes, of a number of shares equal to the conversion rate. If the conversion value exceeds the principal amount of the Convertible Note on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the conversion value upon conversion. If conversion occurs in connection with a change of control, we may be required to deliver additional shares of our common stock by increasing the conversion rate with respect to such notes. The maximum aggregate number of shares that we would be obligated to issue upon conversion of the Convertible Notes is 2,673.

Concurrently with the sale of the Convertible Notes, we purchased a note hedge from an affiliate of Merrill Lynch (the "Counterparty"), which is designed to mitigate potential dilution from the conversion of Convertible Notes. Under the note hedge, the Counterparty is required to deliver to us the number of shares of our common stock that we are obligated to deliver to the holders of the Convertible Notes with respect to the conversion, calculated exclusive of shares deliverable by us by reason of any additional premium relating to the Convertible Notes or by reason of any election by us to unilaterally increase the conversion rate pursuant to the indenture governing the Convertible Notes. The note hedge expires at the close of trading on November 15, 2013, which is the maturity date of the Convertible Notes, although the Counterparty will have ongoing obligations with respect to Convertible Notes properly converted on or prior to that date of which the Counterparty has been timely notified.

In addition, we issued warrants to the Counterparty that could require us to issue up to approximately 2,122 shares of our common stock on November 15, 2013 upon notice of exercise by the Counterparty. The exercise price is $74.82 per share, which represented a 60.0% premium over the closing price of our shares of common stock on November 16, 2006. If the Counterparty exercises the warrant, we will have the option to settle in cash or shares the excess of the price of our shares on that date over the initially established exercise price.

The note hedge and warrant are separate and legally distinct instruments that bind Chattem and the Counterparty and have no binding effect on the holders of the Convertible Notes.

Pursuant to EITF 90-19, *Convertible Bonds with Issuer Option to Settle for Cash upon Conversion*, ("EITF 90-19"), *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* ("EITF 00-19"), and EITF 01-6, *The Meaning of Indexed to a Company's Own Stock* ("EITF 01-6"), the Convertible Notes are accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the Convertible Notes has not been accounted for as a separate derivative. Additionally, pursuant to EITF 00-19 and EITF 01-6, the note hedge and warrants are accounted for as equity transactions, and therefore, the payment associated with the issuance of the note hedge and the proceeds received from the issuance of the warrants were recorded as a charge and an increase, respectively, in common shares in shareholders' equity as separate equity transactions.

For income tax reporting purposes, we have elected to integrate the Convertible Notes and the note hedge transaction. Integration of the note hedge with the Convertible Notes creates an in-substance original issue debt discount for income tax reporting purposes and therefore the cost of the note hedge will be accounted for as interest expense over the term of the Convertible Notes for income tax reporting purposes. The associated income tax benefit was recognized as a deferred tax asset.

Proceeds from the Convertible Notes were used to repay amounts outstanding under our Amended Revolving Credit Facility at the date of the sale of the notes, pay $32,042 for the cost of the note hedge, pay approximately $3,465 in issuance costs and partially fund the acquisition as described in Note 9.

On November 22, 2006, we entered into a forward starting interest rate cap agreement effective January 15, 2007. The forward starting cap has decreasing notional principal amounts beginning October 15, 2007 and a cap rate of 5.0% over the life of the agreement. We paid a $687 premium to enter into the forward starting cap agreement, which will be amortized over the life of the agreement. During the year ended November 30, 2006, the value of the premium on the forward starting cap was compared to the fair value of the forward starting cap and the change in the market value of the premium of $104, net of tax, was recorded to other comprehensive income. The current portion of the premium on the forward starting cap agreement of $231 is included in prepaid expenses and other current assets, and the long-term portion of $291 is included in other non-current assets. As of November 30, 2006, the entire forward starting cap was deemed to be an effective cash flow hedge. The fair value of the forward starting cap agreement is valued by a third party. The forward starting cap agreement terminates on January 15, 2010.

On November 22, 2006, we entered into a forward starting interest rate swap agreement effective January 15, 2007. The forward starting swap has decreasing notional principal amounts beginning October 15, 2007 and a swap rate of 4.98% over the life of the agreement. During the year ended November 30, 2006, the value of the premium on the forward starting swap was compared to the fair value of the forward starting swap and the change in the market value of $493, net of tax, was recorded to other comprehensive income. The current portion of the fair value of the forward starting swap of $230 is included in accrued liabilities, and the long-term portion of $560 is included in other non-current liabilities. As of November 30, 2006, the entire forward starting swap was deemed to be an effective cash flow hedge. The fair value of the forward starting swap agreement is valued by a third party. The forward starting swap agreement terminates on January 15, 2010.

The future maturities of long-term debt outstanding as of November 30, 2006 are as follows:

2007	$ --
2008	--
2009	--
2010	--
2011	--
Thereafter	232,500
	$ 232,500

Cash interest payments during 2006, 2005 and 2004 were $10,831, $12,791 and $14,092, respectively.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of our financial instruments approximates fair value.

At November 30, 2006, the carrying value of the 7.0% Subordinated Notes and the Convertible Notes equaled their estimated fair market value. The fair value was estimated based on quoted market prices for the same or similar issues.

(7) INCOME TAXES

The provision for income taxes includes the following components for fiscal 2006, 2005 and 2004:

	2006	2005	2004
Current:			
Federal	$ 23,009	$ 12,710	$ 2,916
State	1,058	359	14
Deferred	111	3,894	(2,227)
	$ 24,178	$ 16,963	$ 703

As of November 30, 2006, we had a foreign tax credit of $2,049 which will expire over nine years beginning in fiscal 2009 through 2014, and state net operating loss carry forwards of $6,384, which will begin to expire in 2019 through 2020 if unused. In fiscal 2006, 2005 and 2004 income tax benefits of $1,627, $5,839 and $5,568, respectively, attributable to employee stock option transactions were allocated to shareholders' equity.

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities at November 30, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets:		
Allowances and accruals	$ 761	$ 1,511
Inventory reserve	1,034	166
Stock-based compensation expense	1,737	--
Allowance for product returns	2,150	651
State net operating loss carryforwards	270	836
Accrued postretirement health care benefits	535	671
Note hedge call option	12,048	--
Other	3,929	2,422
Gross deferred tax assets	22,464	6,257
Valuation allowance	--	--
Net deferred tax assets	22,464	6,257
Deferred tax liabilities:		
Depreciation and amortization	33,588	29,402
Prepaid advertising	788	751
Inventory	350	--
Other	1,065	1,362
Gross deferred tax liabilities	35,791	31,515
Net deferred liability	$ 13,327	$ 25,258

The deferred provision for income taxes excludes the tax effect of the note hedge call option of $12,048 for fiscal 2006, the interest rate cap adjustment of $311 and $131 for fiscal 2006 and 2005, respectively, and the foreign currency translation adjustment of $317 and $191 for fiscal 2006 and 2005, respectively, which are included in the consolidated statements of shareholders' equity.

In fiscal 2005, we released a previously recorded valuation allowance due to our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

The difference between the provision for income taxes and the amount computed by multiplying income before income taxes by the United States statutory rate for fiscal 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004
Expected federal tax provision	$ 24,252	$ 18,544	$ 751
State income taxes, net of federal income tax benefit	1,022	424	29
Foreign permanently reinvested	--	--	(643)
Reversal of valuation allowance	--	(610)	--
Other, net	(1,096)	(1,395)	566
	$ 24,178	$ 16,963	$ 703

Undistributed earnings of Chattem (Canada), a wholly-owned subsidiary, during fiscal 2004 amounted to approximately $1,788. These earnings were considered to be reinvested indefinitely and, accordingly, no provision for U.S. federal and state income taxes was provided thereon. During fiscal 2005, pursuant to the provisions of the American Jobs Creation Act of 2004, we adopted a domestic reinvestment plan for purposes of facilitating the repatriation of dividends from our Canadian affiliates. Upon distribution of fiscal 2004 and 2005 earnings, we were subject to U.S. income taxes of $213. The majority of the cash distribution was treated as an extraordinary dividend and qualified for the 85 percent dividend received deduction.

Income taxes paid in fiscal 2006, 2005 and 2004 were $21,665, $6,733 and $323, respectively. We received income tax refunds of $376, $97 and $2,554 during fiscal 2006, 2005 and 2004, respectively.

(8) SUPPLEMENTAL FINANCIAL INFORMATION

Inventories consisted of the following at November 30, 2006 and 2005:

	2006	2005
Raw materials and work in process	$ 15,495	$ 12,388
Finished goods	15,894	11,243
Total inventories	$ 31,389	$ 23,631

International inventories included above were $2,785 and $3,009 at November 30, 2006 and 2005, respectively.

Property, plant and equipment consisted of the following at November 30, 2006 and 2005:

	2006	2005
Land	$ 1,123	$ 1,046
Buildings and improvements	10,607	9,727
Machinery and equipment	57,116	53,500
Package design and tooling	6,928	6,504
Construction in progress	1,265	2,288
Total property, plant and equipment	77,039	73,065
Less – accumulated depreciation	(46,686)	(43,181)
Property, plant and equipment, net	$ 30,353	$ 29,884

Accrued liabilities consisted of the following at November 30, 2006 and 2005:

	2006	2005
Interest	$ 2,599	$ 3,201
Salaries, wages and commissions	3,878	5,991
Product advertising and promotion	1,936	1,510
Litigation settlements and legal fees	1,162	2,212
Income Taxes Payable	635	--
Other	1,595	2,334
Total accrued liabilities	$ 11,805	$ 15,248

(9) ACQUISITION AND SALE OF BRANDS

In March 2002, we acquired worldwide rights (except in India) to manufacture, sell and market *Selsun Blue*, which is marketed internationally as *Selsun*, plus related intellectual property and certain manufacturing equipment from Abbott Laboratories ("Abbott"). Abbott, or manufacturers under contract to Abbott, manufactured *Selsun Blue* for us domestically until June 2003 and internationally until the end of March 2004, except that Abbott continued to manufacture *Selsun* for us for the European, Middle East and several Latin American markets at agreed upon rates until July 2005. Abbott also continues to serve as our distributor for *Selsun* in certain foreign countries under separate distribution agreements. All of our North American *Selsun Blue* product lines are presently being manufactured at our Chattanooga facilities. During a transition period which ended March 28, 2004, Abbott also marketed, sold and distributed *Selsun* products for us in certain foreign countries until we could satisfy various foreign regulatory requirements, new distributors were in place and any applicable marketing permits were transferred. During the transition period, Abbott paid us an initial royalty equal to 28% of international sales of *Selsun* in these countries with the royalty reduced to 14% of international sales in certain countries if foreign regulatory requirements were satisfied prior to our assumption of sales and marketing responsibility in such countries. During the transition period, Abbott paid all costs and expenses related to the manufacture, marketing and sales of *Selsun* in these countries. As we assumed responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country terminated. We then recorded these international sales directly as well as the costs and expenses associated with these sales. Abbott has agreed to extend the transition beyond March 28, 2004 in several countries where we are still awaiting regulatory approval of the transfer. In certain international markets, we sell *Selsun* through a distributor and receive a royalty based on a percentage of distributor sales. In the first quarter of fiscal 2005, we sold our *Selsun* business in certain countries in *Africa* and Asia to The Mentholatum Company, Inc. We maintain our rights to *Selsun* elsewhere in the world (except India).

On November 30, 2005, we sold the pHisoderm line of skin care products to The Mentholatum Company, Inc. for a purchase price of $8,500 plus inventories of approximately $1,100. As a result of this transaction, we recorded a loss on product divestures of $8,678 in the fourth quarter of fiscal 2005.

On January 2, 2007, we acquired the U.S. rights to five leading consumer and OTC brands from Johnson & Johnson for $410,000. The acquisition was funded with the proceeds from a new $300,000 term loan provided under our Credit Facility, borrowings under the revolving credit facility under the Credit Facility and through the use of a portion of the proceeds derived from the Convertible Notes. Due to the timing of the acquisition relative to our year-end and the issuance date of our annual results, we are in the process of obtaining a third-party valuation to assist in the purchase price allocation.

(10) RETIREMENT PLANS

We have a noncontributory defined benefit pension plan (the "Plan"), which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. Our contributions are based on computations by independent actuaries. Plan assets at November 30, 2006 and 2005 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000, our board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. In fiscal 2006 and 2004, a curtailment loss of $54 and $88, respectively, resulted from benefits paid exceeding interest costs.

Net periodic pension cost for fiscal 2006, 2005 and 2004 comprised the following components:

	2006	2005	2004
Service cost	$ --	$ --	$ --
Interest cost on projected benefit obligation	610	622	609
Actual return on plan assets	(882)	(858)	(2,626)
Net amortization and deferral	5	28	2,038
Settlement/Curtailment loss	54	--	88
Net pension cost (benefit)	$ (213)	$ (208)	$ 109

The change in the projected benefit obligation, which equals the accumulated benefit obligation at the end of the year for frozen plans, resulted from the following components for fiscal 2006 and 2005:

	2006	2005
Projected benefit obligation, beginning of year	$ 11,119	$ 10,998
Interest cost	610	622
Actuarial loss	9	--
Benefits paid	(1,005)	(501)
Settlements	--	--
Projected benefit obligation, end of year	$ 10,733	$ 11,119

The change in Plan assets resulted from the following components for fiscal 2006 and 2005:

	2006	2005
Fair value of plan assets, beginning of year	$ 11,564	$ 11,020
Actual return on plan assets	1,481	1,045
Employer contribution	--	--
Benefits paid	(1,005)	(501)
Fair value of plan assets, end of year	$ 12,040	$ 11,564

The following table sets forth the funded status of the Plan as of November 30, 2006 and 2005:

	2006	2005
Plan assets at fair market value	$ 12,040	$ 11,564
Projected benefit obligation	10,733	11,119
Funded status	1,307	445
Unrecognized net loss	526	1,176
Prepaid pension costs	1,833	1,621
Net pension asset recognized in balance sheets at end of year	$ 1,833	$ 1,621

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.75% in fiscal 2006 and 2005, respectively. The expected long-term rate of return on plan assets was 8% in fiscal 2006 and 2005, respectively. The Plan's long-term return on assets is based on the weighted-average of the Plan's invested allocation as of the measurement date and the available historical returns for those asset categories as published by Ibbotson Associates, a leading provider of historical financial market data.

Our existing investment policy of the Plan recognizes that the most significant decision to affect the ability to meet the investment objectives is the asset allocation decision. Therefore, based on the investment objectives and our risk tolerances, the investment policy defines the following asset mix range:

Asset Class	**Range**
Corporate & Government Bonds	40.0 - 70.0%
Equities	40.0 - 70.0%

In addition, the existing investment policy requires a performance review annually. The weighted-average asset allocations at November 30, 2006 and 2005 by asset class are as follows:

	Plan Assets at November 30,	
Asset Class	2006	2005
Mutual funds	92%	93%
Equity securities	8	6
Debt securities	--	--
Money Market	--	1
Total	100%	100%

As of November 30, 2006, we had 20 shares of our common stock in the Plan with a fair value of $1,002.

Using the Ibbotson data, the estimated weighted-average asset returns would be 8.4% according to investment policy asset mix. The weighted-average asset returns based on current asset mix (assuming equities are all in large cap) are 8.55% for fiscal 2006 and 8.44% for fiscal 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Estimated Benefit Payment
2007	$ 600
2008	610
2009	620
2010	630
2011	640
2012-2016	2,500

No employer contributions are expected to be required to be paid in fiscal 2007.

We have a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution on the first 6% of compensation contributed by participants. The defined contribution plan expense was $249, $235 and $223 in fiscal 2006, 2005 and 2004, respectively. In fiscal 2001, we enhanced our savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This additional employer contribution was $758, $751 and $698 in fiscal 2006, 2005 and 2004, respectively.

(11) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS

We maintain certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. We pay a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, our contribution is a service-based percentage of the full premium. We pay these benefits as claims are incurred. Effective May 31, 2006, we adopted an amendment to change the eligibility requirements for employee participation and limit the annual benefit to be paid. This action resulted in a curtailment gain of $496 and is included as a component of selling, general and administrative expenses in the accompanying condensed consolidated statements of income.

Net periodic postretirement health care benefits cost for fiscal 2006, 2005 and 2004 included the following components:

	2006	2005	2004
Service cost	$ 57	$ 72	$ 63
Interest cost on accumulated postretirement benefit obligation	73	82	80
Amortization of prior service cost	15	15	15
Amortization of net gain	(16)	(17)	(30)
Net periodic postretirement benefits cost	$ 129	$ 152	$ 128

The change in the accumulated benefit obligation resulted from the following components for fiscal 2006 and 2005:

	2006	2005
Accumulated benefit obligation, beginning of year	$ 1,566	$ 1,488
Service cost	57	72
Interest cost	73	82
Actuarial (gain)/loss	19	(13)
Benefits paid	(71)	(63)
Curtailments	(550)	--
Accumulated benefit obligation, end of year	$ 1,094	$ 1,566

The following table sets forth the funded status of the plan at November 30, 2006 and 2005:

	2006	2005
Accumulated benefit obligation	$ 1,094	$ 1,566
Fair value of plan assets	--	--
Funded status	(1,094)	(1,566)
Unrecognized prior service cost	--	69
Unrecognized actuarial gain	(334)	(368)
Accrued postretirement benefits cost	$ (1,428)	$ (1,865)

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.75% at November 30, 2006 and 2005, respectively.

For measurement purposes in fiscal 2006 and 2005, the trend rate was assumed to be 12% decreasing 1% per year to an ultimate level of 5% by fiscal 2011. Due to premium caps in place which limit our expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2006 or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2006.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid. Benefit payments are shown net of employee contributions:

	Estimated Benefit Payment
2007	$ 78
2008	78
2009	78
2010	78
2011	78
2012-2016	400

Employer contributions expected for fiscal 2007 are approximately $78.

(12) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

We currently operate in only one primary segment – OTC health care. This segment includes topical pain care, medicated skin care, dietary supplement, medicated dandruff shampoo and other OTC products.

Geographical segment information is as follows for fiscal 2006, 2005 and 2004:

	2006	2005	2004
Revenues:			
Domestic	$ 276,397	$ 252,436	$ 234,003
International [1]	24,151	26,882	24,152
Total	$ 300,548	$ 279,318	$ 258,155
Long-Lived Assets [2]			
Domestic	$ 235,909	$ 235,729	$ 254,059
International	593	542	266
Total	$ 236,502	$ 236,271	$ 254,325

(1) International sales include export sales from United States operations and royalties from international sales of *Selsun*. These royalties were $228, $178 and $621 for fiscal 2006, 2005 and 2004, respectively.

(2) Consists of book value of property, plant, equipment, trademarks and other product rights.

Net sales of our domestic product categories within our single healthcare business segment are as follows for fiscal 2006, 2005 and 2004:

	2006	2005	2004
Revenues:			
Topical pain care products	$ 101,396	$ 89,539	$ 76,300
Medicated skin care products	67,238	62,458	60,495
Dietary supplements	35,081	33,828	33,011
Medicated dandruff shampoos	37,742	34,880	31,309
Other OTC and toiletry products	34,940	31,731	32,888
Total	$ 276,397	$ 252,436	$ 234,003

(13) COMMITMENTS AND CONTINGENCIES

GENERAL LITIGATION

We were named as a defendant in a number of lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine ("PPA"), which was an active ingredient in most of our *Dexatrim* products until November 2000. The lawsuits filed in federal court were transferred to the United States District Court for the

Western District of Washington before United States District Judge Barbara J. Rothstein (*In Re Phenylpropanolamine ("PPA") Products Liability Litigation, MDL No. 1407*). The remaining lawsuits were filed in state court in a number of different states.

On April 13, 2004, we entered into a class action settlement agreement with representatives of the plaintiffs' settlement class, which provided for a national class action settlement of all *Dexatrim* PPA claims. On November 12, 2004, Judge Barbara J. Rothstein of the United States District Court for the Western District of Washington entered a final order and judgment certifying the class and granting approval of the *Dexatrim* PPA settlement.

The *Dexatrim* PPA settlement included claims against us involving alleged injuries by *Dexatrim* products containing PPA in which the alleged injury occurred after December 21, 1998, the date we acquired the *Dexatrim* brand. In accordance with the terms of the class action settlement agreement, we previously published notice of the settlement and details as to the manner in which claims could be submitted. The deadline for submission of claims was July 7, 2004. A total of 391 claims were certified by the court as timely submitted. A total of 14 claimants with alleged injuries that occurred after December 21, 1998 elected to opt out of the class settlement. Subsequently, we have settled eleven of the opt out claims. The three remaining opt out claimants may pursue claims for damages against us in separate lawsuits. As of January, 2007, one of the three remaining opt-out claimants has filed a lawsuit against us. The other two opt-outs have not filed lawsuits against us and we believe the applicable statutes of limitation have run against their claims. Consequently, we are currently defending one PPA products liability claim.

In accordance with the terms of the class action settlement, approximately $70,885 was initially funded into a settlement trust. Over the past two years, we have resolved all of the claims submitted in the *Dexatrim* PPA settlement. All claims in the settlement and expenses of the trust have now been paid. On June 14, 2006, we filed a motion to dissolve the settlement trust. The court granted this motion on July 14, 2006. On August 31, 2006, the settlement trust paid us $10,720, which is included as a component of litigation settlement in our condensed consolidated statement of income for 2006. The settlement trust currently has a balance of approximately $2,805. We expect to use those funds to resolve the pending opt-out PPA case. Any funds remaining after we resolve the opt-out case will be returned to one of our insurance carriers. We currently do not expect to record any additional charges relative to the settlement of the PPA litigation, except for legal expenses that will be recorded in the period incurred. During the past year ending November 30, 2006, we also recorded net expenses of approximately $178 related to the *Dexatrim* litigation.

We were also named as a defendant in approximately 206 lawsuits relating to *Dexatrim* containing PPA which involve alleged injuries by *Dexatrim* products containing PPA manufactured and sold prior to our acquisition of *Dexatrim* on December 21, 1998. The DELACO Company ("DELACO"), successor by merger to the Thompson Medical Company, Inc., which owned the brand prior to December 21, 1998 owed us an indemnity obligation for any liabilities arising from these lawsuits. On February 12, 2004, DELACO filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Southern District of New York. We filed a claim in DELACO's bankruptcy.

We entered into a settlement agreement with DELACO dated June 30, 2005 that resolved DELACO's indemnity obligations to us ("the DELACO Agreement"). The DELACO Agreement was approved by the DELACO bankruptcy court on July 28, 2005. Pursuant to the DELACO Agreement, we agreed to assume responsibility for all claims against DELACO and its predecessor, Thompson Medical Company, Inc., or us relating to *Dexatrim* products involving an injury date after December 21, 1998, and hold the DELACO bankruptcy estate harmless from any such claims. In exchange, a settlement trust that was established under DELACO's bankruptcy plan agreed to pay us $8,750 and assume responsibility for all claims related to *Dexatrim* products alleging injury dates on or before December 21, 1998. On February 17, 2006, the DELACO bankruptcy court entered an order confirming the DELACO bankruptcy plan which incorporated the terms of the DELACO Agreement. In accordance with the DELACO bankruptcy plan, the settlement trust established under the plan paid us $8,750 on March 17, 2006, which is included in our condensed consolidated statement of income, net of legal expenses, as litigation settlement for 2006. In addition, this order will allow us to dismiss all cases against us with injury dates prior to December 21, 1998. The DELACO settlement trust is currently resolving and paying *Dexatrim* claims with injury dates prior to December 21, 1998 in accordance with the DELACO bankruptcy plan.

The confirmation of the DELACO bankruptcy plan effectively released us from liability for all PPA products liability cases with injury dates prior to December 21, 1998. The payment to us by the DELACO settlement trust of $8,750 and the channeling of cases to the DELACO settlement trust as described above has conclusively compromised and settled our indemnity claim filed in the DELACO bankruptcy.

On December 30, 2003, the United States Food and Drug Administration ("FDA") issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule became effective on April 11, 2004. Although we discontinued the manufacturing and shipment of *Dexatrim* containing ephedrine in September 2002, the FDA's final rule may result in additional lawsuits being filed against us alleging damages related to the use or purchase of *Dexatrim* containing ephedrine. There are currently two *Dexatrim* with ephedrine products liability lawsuits pending against us.

We maintain insurance coverage for product liability claims relating to our products, including *Dexatrim* products containing ephedrine, under claims-made policies which are subject to annual renewal. For the current annual policy period beginning June 1, 2006, we maintain product liability insurance coverage in the amount of $25,000 through our captive insurance subsidiary, of which approximately $6,610 has been funded as of February 1, 2007. We also have $20,000 of excess coverage through a third party reinsurance policy, which excludes coverage for our *Dexatrim* products containing ephedrine.

We were named as a defendant in a putative class action lawsuit filed in the Superior Court of the State of California for the County of Los Angeles on February 11, 2004, relating to the labeling, advertising, promotion and sale of our *Bullfrog* suncare products. We filed an answer to this lawsuit on June 28, 2004. An amended complaint was filed March 29, 2006, pursuant to a court order formally consolidating this lawsuit with eight existing lawsuits involving other manufacturers of sunscreen products into a coordinated proceeding in California state court. The amended lawsuit seeks class certification of all persons who purchased our *Bullfrog* sun care products in California during a four-year period prior to February 11, 2004. The amended lawsuit seeks restitution and/or disgorgement of profits, actual damages, injunctive relief, punitive damages and attorneys fees and costs arising out of alleged deceptive, untrue or misleading advertising and breach of warranty, fraudulent or negligent misrepresentations, in connection with the manufacturing, labeling, advertising, promotion and sale of *Bullfrog* products in California. We filed an answer to the lawsuit in April 2006, and we are vigorously defending this lawsuit.

On March 9, 2006, we were named in a lawsuit filed in the Southern District of New York by Novogen, Inc. Novogen alleges that our product *New Phase* infringes upon Novogen patents by containing certain phytoestrogens from clover or equivalent sources. Novogen seeks to force us to reformulate our product and to recover damages. We filed an answer to the lawsuit on April 12, 2006 and we are vigorously defending Novogen's allegations.

Other claims, suits and complaints arise in the ordinary course of our business involving such matters as patents and trademarks, product liability, environmental matters, employment law issues and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon assessments from counsel, all such other pending matters are without merit or are of such kind or involve such other amounts as would not have a material adverse effect on our financial position, results of operations or cash flows if disposed of unfavorably.

REGULATORY

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule became effective on April 11, 2004. Although we discontinued the manufacturing and shipment of *Dexatrim* containing ephedrine in September 2002, the FDA's final rule may result in lawsuits in addition to those we currently have being filed against us alleging damages related to the use or purchase of *Dexatrim* containing ephedrine. In April 2005, a Utah federal court called into question the 2004 final rule. The court decision is being appealed and may have an effect on the FDA's enforcement of the ephedrine alkaloid final rule.

We were notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of *Sportscreme* and *Aspercreme*. The petition sought a determination that 10% trolamine salicylate, the active ingredient in *Sportscreme* and *Aspercreme*, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA's yet-to-be finalized monograph for external analgesics. We have met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. We are working to develop alternate formulations for *Sportscreme* and *Aspercreme* in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated and remove them from the market after expiration of an anticipated grace period. If this occurred, we believe we could still market these products as homeopathic products or reformulate them using ingredients included in the FDA monograph. We are uncertain as to when the monograph is likely to become final.

Certain of our topical analgesic products are currently marketed under a FDA tentative final external analgesic monograph. The FDA has proposed that the final monograph exclude external analgesic products in patch, plaster or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our *Icy Hot* patches and arguments to support our product's inclusion in the final monograph. We have also participated in an industry effort coordinated by Consumer Healthcare Products Association ("CHPA") to establish with the FDA a protocol of additional research that will allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to FDA was made on October 15, 2003. Thereafter, in April 2004, we launched the *Icy Hot* Sleeve, a flexible, non-occlusive fabric patch containing 16% menthol. In February 2006, we launched the *Icy Hot Pro-Therapy* Medicated Foam Pad with Knee Wrap containing 5% menthol, and the *Capzasin* Back & Body patch containing 0.025% capsaicin. All of these drug products contain levels of active ingredients consistent with levels permitted in the OTC monograph. If additional research is required either as a preliminary to final FDA monograph approval and/or as a requirement of future individual product sale, we may need to invest in a considerable amount of expensive testing and data analysis. Any preliminary cost may be shared with other patch manufacturers. Because the submissions made into the FDA docket have been forwarded from its OTC Division to its Dermatological Division within the Center for Drug Evaluation and Research ("CDER"), we are uncertain as to when this matter is likely to become final. For example, the FDA could choose to hold in abeyance a final ruling on alternative dose forms even if the monograph is otherwise finalized. If neither action described above is successful and the final monograph excludes such products, we will have to file a new drug application ("NDA") for previously marketed drugs in order to continue to market the *Icy Hot* and *Aspercreme* Patches, the *Icy Hot* Sleeve, the *Icy Hot Pro-Therapy* Medicated Foam Pad with Knee Wrap, *Capzasin* Back & Body Patch and/or similar delivery systems under our other topical analgesic brands. In such case, we would have to remove the existing products from the market one year from the effective date of the final monograph, pending FDA review and approval of an NDA. The preparation of an NDA would likely take us six to 18 months and would be expensive. It typically takes the FDA at least twelve months to rule on an NDA once it is submitted.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the *Pamprin* and *Prēmsyn PMS* products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. If pyrilamine maleate were not included in the final monograph, we would be required to reformulate the products to continue to provide the consumer with multi-symptom relief benefits. We have been actively monitoring the process and do not believe that either *Pamprin* or *Prēmsyn PMS*, as brands, will be materially affected by the FDA review. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category and that finalization of the menstrual products monograph is not imminent. Moreover, we have formulated alternative *Pamprin* products that fully comply with both the internal analgesic and menstrual product monographs.

In early 2005, infrequent, but serious, adverse cardiovascular events were reported to the FDA associated with patients who were prescribed a subclass of COX-2 inhibitor non-steroidal anti-inflammatory drugs ("NSAID's") for long periods to relieve pain of chronic diseases such as arthritis. These products include Vioxx®, Bextra®, and Celebrex®. In February 2005, the FDA held a joint advisory committee meeting to seek external counsel on the extent to which manufacturers might further warn patients of these cardiovascular risks on prescription product labeling, or prohibit sale of these prescription products. As part of its response on this issue, the FDA has recommended labeling changes for both the prescription and OTC NSAID's. Well-known OTC NSAID's such as ibuprofen and naproxen, which have been sold in vast quantities since the 1970s, were affected by this regulatory action. Manufacturers of OTC NSAID's were asked to revise their labeling to provide more specific information about the potential cardiovascular and gastrointestinal risks recognizing the limited dose and duration of treatment of these products. Our *Pamprin All Day* product, which contains naproxen sodium, is subject to these new labeling requirements. *Pamprin All Day* is manufactured for us by The Perrigo Company ("Perrigo"), holder of an abbreviated NDA for naproxen sodium. As holder of the abbreviated NDA, Perrigo made the mandated labeling changes within the time frame required by the FDA. Product with revised labeling compliant with new FDA regulations began shipping in February 2006. We are also aware of the FDA's concern about the potential toxicity due to concomitant use of OTC and prescription products that contain the analgesic ingredient acetaminophen, an ingredient also found in *Pamprin* and *Prēmsyn PMS*. We are also aware that the FDA will revise acetaminophen labeling to reflect the concerns similar to NSAID analgesics such as naproxen. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both OTC and prescription drug companies are the best policies to abate the FDA's concern. The FDA will address both issues in its effort to finalize the monograph on internal analgesic products. We believe the FDA may issue revised labeling requirements within the next year, perhaps prior to monograph closure that will cause the industry to relabel its analgesic products to better inform consumers.

During the finalization of the monograph on sunscreen products, the FDA chose to hold in abeyance specific requirements relating to the characterization of a product's ability to reduce UVA radiation. A final ruling on this matter would be expected to result in new UVA testing requirements and subsequent labeling changes related to sun protection factor, or SPF, ratings, and other labeling claims. We expect that the FDA may take action on this matter within the next six months. If implemented, the final rules would likely result in new testing requirements and revised labeling of our *Bullfrog* product line, and all of our competitors' products in the suncare category, within one year after issuance of the final rules.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state's list as a carcinogen, it is possible that a claim could be brought in which case we would be required to demonstrate that exposure is below a "no significant risk" level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titanium dioxide on the state's list of suspected carcinogens. Titanium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our *Bullfrog* Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through the CHPA, presenting evidence that titanium dioxide presents "no significant risk" to consumers.

In March 2006, the FDA conducted a routine site audit of our manufacturing plants and laboratories. There were no material adverse findings resulting from the audit.

LEASES AND ENDORSEMENTS

The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2006 are as follows:

2007	$1,488
2008	601
2009	437
2010	199
2011	165
Thereafter	412
	$3,302

Rental expense was $2,060, $2,135 and $1,960 for fiscal 2006, 2005 and 2004, respectively.

The minimum commitments under noncancelable endorsement contracts related to our advertising in effect at November 30, 2006 are as follows:

2007	$ 1,675
2008	1,550
2009	800
	$ 4,025

We have entered into a supply agreement for the supply of selenium sulfide, the active ingredient in *Selsun Blue*, which will expire in December 2008 with an automatic renewal for successive one year terms unless written termination notice is given six months prior to the end of the term or any renewal term by either party. As of November 30, 2006, our remaining purchase commitment obligations based on the last price paid are approximately $1,242 and $1,242 for our 2007 and 2008 fiscal years, respectively.

(14) CONSOLIDATING FINANCIAL STATEMENTS

The consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. ("Chattem"), Signal Investment & Management Co. ("Signal"), SunDex, LLC ("SunDex") and Chattem (Canada) Holdings, Inc. ("Canada"), the guarantors of the long-term debt of Chattem, and the non-guarantor direct and indirect wholly-owned subsidiaries of Chattem are presented below. Signal is 89% owned by Chattem and 11% owned by Canada. SunDex and Canada are wholly-owned subsidiaries of Chattem. The guarantees of Signal, SunDex and Canada are *full and unconditional and joint* and several. The guarantees of Signal, SunDex and Canada as of November 30, 2006 arose in conjunction with Chattem's issuance of the Revolving Credit Facility, the Floating Rate Senior Notes and the 7.0% Subordinated Notes (See Note 5). The maximum amount of future payments the guarantors would be required to make under the guarantees as of November 30, 2006 is $232,500.

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2006
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 80,198	$ 1,967	$ 8,362	$ --	$ 90,527
Accounts receivable, less allowances of $10,907	24,946	9,407	4,649	(9,407)	29,595
Other receivables	257	--	--	--	257
Interest receivable	17	625	--	(642)	--
Inventories	24,444	4,160	2,785	--	31,389
Refundable income taxes	--	--	--	--	--
Deferred income taxes	4,304	--	37	--	4,341
Prepaid expenses and other current assets	3,666	--	2,191	--	5,857
Total current assets	137,832	16,159	18,024	(10,049)	161,966
PROPERTY, PLANT AND EQUIPMENT, NET	28,985	775	593	--	30,353
OTHER NONCURRENT ASSETS:					
Patents, trademarks and other purchased product rights, net	166	268,273	--	(62,290)	206,149
Debt issuance costs, net	11,399	--	--	--	11,399
Investment in subsidiaries	313,922	33,000	66,860	(413,782)	--
Note receivable	--	33,000	--	(33,000)	--
Other	4,978	468	--	--	5,446
Total other noncurrent assets	330,465	334,741	66,860	(509,072)	222,994
TOTAL ASSETS	$ 497,282	$ 351,675	$ 85,477	$ (519,121)	$ 415,313
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ --	$ --	$ --	$ --	$ --
Accounts payable and other	10,473	--	1,580	(2,105)	9,948
Bank overdrafts	5,824	--	--	--	5,824
Accrued liabilities	17,869	1,132	748	(7,944)	11,805
Total current liabilities	34,166	1,132	2,328	(10,049)	27,577
LONG-TERM DEBT, less current maturities	232,500	--	33,000	(33,000)	232,500
DEFERRED INCOME TAXES	(16,517)	34,185	--	--	17,668
OTHER NONCURRENT LIABILITIES	1,987	--	--	--	1,987
INTERCOMPANY ACCOUNTS	109,564	(114,014)	4,450	--	--
SHAREHOLDERS' EQUITY:					
Preferred shares, without par value, authorized 1,000, none issued	--	--	--	--	--
Common shares, without par value, authorized 100,000, issued 18,669	30,452	--	--	--	30,452
Share capital of subsidiaries	--	329,705	39,803	(369,508)	--
Retained earnings	105,965	100,667	5,679	(106,346)	105,965
Total	136,417	430,372	45,482	(475,854)	136,417
Cumulative other comprehensive income, net of taxes:					
Interest rate cap adjustment	(597)	--	--	--	(597)
Foreign currency translation adjustment	(238)	--	217	(218)	(239)
Total shareholders' equity	135,582	430,372	45,699	(476,072)	135,581
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 497,282	$ 351,675	$ 85,477	$ (519,121)	$ 415,313

Note 14

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2005
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 36,647	$ 1,982	$ 8,698	$ --	$ 47,327
Accounts receivable, less allowances of $3,417	28,141	11,181	4,452	(11,181)	32,593
Other receivables	9,600	--	--	--	9,600
Interest receivable	17	625	--	(642)	--
Inventories	18,192	2,429	3,010	--	23,631
Refundable income taxes	1,207	--	--	--	1,207
Deferred income taxes	2,478	--	--	--	2,478
Prepaid expenses and other current assets	4,241	--	1,285	(420)	5,106
Total current assets	100,523	16,217	17,445	(12,243)	121,942
PROPERTY, PLANT AND EQUIPMENT, NET	28,567	775	542	--	29,884
OTHER NONCURRENT ASSETS:					
Patents, trademarks and other purchased product rights, net	404	268,273	--	(62,290)	206,387
Debt issuance costs, net	4,297	--	--	--	4,297
Investment in subsidiaries	276,987	33,000	66,860	(376,847)	--
Note receivable	--	33,000	--	(33,000)	--
Other	4,704	--	--	--	4,704
Total other noncurrent assets	286,392	334,273	66,860	(472,137)	215,388
TOTAL ASSETS	$ 415,482	$ 351,265	$ 84,847	$ (484,380)	$ 367,214
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ 37,000	$ --	$ --	$ --	$ 37,000
Accounts payable and other	14,841	--	2,397	--	17,238
Accrued liabilities	20,353	969	6,169	(12,243)	15,248
Total current liabilities	72,194	969	8,566	(12,243)	69,486
LONG-TERM DEBT, less current maturities	145,500	--	33,000	(33,000)	145,500
DEFERRED INCOME TAXES	(795)	28,531	--	--	27,736
OTHER NONCURRENT LIABILITIES	1,865	--	--	--	1,865
INTERCOMPANY ACCOUNTS	74,088	(75,941)	1,853	--	--
SHAREHOLDERS' EQUITY:					
Preferred shares, without par value, authorized 1,000, none issued	--	--	--	--	--
Common shares, without par value, authorized 100,000, issued 19,668	63,876	--	--	--	63,876
Share capital of subsidiaries	--	329,705	39,803	(369,508)	--
Retained earnings	60,853	68,001	1,582	(69,583)	60,853
Total	124,729	397,706	41,385	(439,091)	124,729
Unamortized value of restricted common shares issued	(1,818)	--	--	--	(1,818)
Cumulative other comprehensive income, net of taxes:					
Interest rate cap adjustment	(83)	--	--	--	(83)
Foreign currency translation adjustment	(198)	--	43	(46)	(201)
Total shareholders' equity	122,630	397,706	41,428	(439,137)	122,627
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 415,482	$ 351,265	$ 84,847	$ (484,380)	$ 367,214

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2006
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 248,219	$ 79,722	$ 19,686	$ (47,079)	$ 300,548
COSTS AND EXPENSES:					
Cost of sales	78,044	9,661	8,784	(2,453)	94,036
Advertising and promotion	80,316	10,713	5,042	--	96,071
Selling, general and administrative	47,059	(93)	23	--	46,989
Executive severance charges	--	--	--	--	--
Litigation settlement	(19,292)	--	--	--	(19,292)
Equity in subsidiary income	(36,764)	--	--	36,764	--
Total costs and expenses	149,363	20,281	13,849	34,311	217,804
INCOME FROM OPERATIONS	98,856	59,441	5,837	(81,390)	82,744
OTHER INCOME (EXPENSE):					
Interest expense	(11,582)	--	(2,618)	2,475	(11,725)
Investment and other income, net	483	2,535	3,033	(4,975)	1,076
Loss on early extinguishment of debt	(2,805)	--	--	--	(2,805)
Royalties	(39,017)	(5,610)	--	44,627	--
Corporate allocations	3,324	(3,260)	(64)	--	--
Total other income (expense)	(49,597)	(6,335)	351	42,127	(13,454)
INCOME (LOSS) BEFORE INCOME TAXES	49,259	53,106	6,188	(39,263)	69,290
(BENEFIT FROM) PROVISION FOR INCOME TAXES	4,147	17,940	2,091	--	24,178
NET INCOME	$ 45,112	$ 35,166	$ 4,097	$ (39,263)	$ 45,112

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2005
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 225,874	$ 76,405	$ 22,120	$ (45,081)	$ 279,318
COSTS AND EXPENSES:					
Cost of sales	63,312	8,561	10,693	(2,682)	79,884
Advertising and promotion	61,411	10,336	5,016	--	76,763
Selling, general and administrative	46,089	(180)	1,413	--	47,322
Executive severance charges	2,269	--	--	--	2,269
Litigation settlement	(4,262)	--	2,176	--	(2,086)
Loss on product divestures	8,678	--	--	--	8,678
Equity in subsidiary income	(26,838)	--	--	26,838	--
Total costs and expenses	150,659	18,717	19,298	24,156	212,830
INCOME FROM OPERATIONS	75,215	57,688	2,822	(69,237)	66,488
OTHER INCOME (EXPENSE):					
Interest expense	(13,814)	--	(2,499)	2,499	(13,814)
Investment and other income, net	4,714	6,334	6,549	(16,511)	1,086
Loss on early extinguishment of debt	(750)	--	--	--	(750)
Royalties	(34,774)	(5,430)	(2,195)	42,399	--
Corporate allocations	3,196	(3,127)	(69)	--	--
Total other income (expense)	(41,428)	(2,223)	1,786	28,387	(13,478)
INCOME (LOSS) BEFORE INCOME TAXES	33,787	55,465	4,608	(40,850)	53,010
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,260)	17,749	1,474	--	16,963
NET INCOME	$ 36,047	$ 37,716	$ 3,134	$ (40,850)	$ 36,047

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2004
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 209,002	$ 71,140	$ 17,863	$ (39,850)	$ 258,155
COSTS AND EXPENSES:					
Cost of sales	58,103	9,843	7,749	(2,337)	73,358
Advertising and promotion	56,904	13,593	4,432	--	74,929
Selling, general and administrative	42,889	456	824	--	44,169
Impairment of indefinite-lived intangible assets	--	20,000	--	--	20,000
Litigation settlement	13,405	--	2,431	--	15,836
Equity in subsidiary income	(13,507)	--	--	13,507	--
Total costs and expenses	157,794	43,892	15,436	11,170	228,292
INCOME FROM OPERATIONS	51,208	27,248	2,427	(51,020)	29,863
OTHER INCOME (EXPENSE):					
Interest expense	(15,049)	--	(2,480)	2,480	(15,049)
Investment and other income, net	158	2,483	2,012	(4,355)	298
Loss on early extinguishment of debt	(12,958)	--	--	--	(12,958)
Royalties	(31,985)	(5,527)	--	37,512	--
Corporate allocations	3,204	(3,088)	(116)	--	--
Total other income (expense)	(56,630)	(6,132)	(584)	35,637	(27,709)
INCOME (LOSS) BEFORE INCOME TAXES	(5,422)	21,116	1,843	(15,383)	2,154
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(6,873)	6,968	608	--	703
NET INCOME	$ 1,451	$ 14,148	$ 1,235	$ (15,383)	$ 1,451

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2006
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income	$ 45,112	$ 35,166	$ 4,097	$ (39,263)	$ 45,112
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Depreciation and amortization	5,655	–	180	--	5,835
Deferred income tax provision	(5,204)	5,653	(36)	--	413
Stock-based compensation	4,745	--	–	–	4,745
Loss on early extinguishment of debt	2,805	--	--	--	2,805
Tax benefit realized from stock options	(1,627)	--	--	--	(1,627)
Other, net	127	–	257	--	384
Equity in subsidiary income	(39,263)	--	–	39,263	–
Changes in operating assets and liabilities:					
Accounts receivable	12,538	1,774	(197)	(1,774)	12,341
Inventories	(6,115)	(1,730)	224	--	(7,621)
Refundable income taxes	2,834	--	–	–	2,834
Prepaid expenses and other current assets	574	–	425	(420)	579
Accounts payable and accrued liabilities	(7,497)	163	(6,238)	2,194	(11,378)
Net cash provided by (used in) operating activities	14,684	41,026	(1,288)	–	54,422
INVESTING ACTIVITIES:					
Purchases of property, plant and equipment	(4,473)	--	(232)	--	(4,705)
Increase in other assets, net	(487)	(468)	(1,156)	–	(2,111)
Net cash used in provided by investing activities	(4,960)	(468)	(1,388)	–	(6,816)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(75,000)	--	–	–	(75,000)
Proceeds from long-term debt	125,000	–	--	--	125,000
Proceeds from borrowing under revolving credit facility	75,500	–	--	--	75,500
Repayments of revolving credit facility	(75,500)	--	–	–	(75,500)
Bank overdraft	5,824	--	–	--	5,824
Repurchase of common shares	(39,332)	–	–	–	(39,332)
Proceeds from exercise of stock options	2,480	--	--	–	2,480
Payment for purchase of note hedge	(32,042)	--	--	--	(32,042)
Proceeds from issuance of warrant	18,581	--	--	--	18,581
Increase in debt issuance costs	(9,099)	–	--	--	(9,099)
Debt retirement costs	(1,501)	--	–	–	(1,501)
Premium on interest rate cap agreement	(687)	–	--	--	(687)
Tax benefit realized from stock options	1,627	--	–	–	1,627
Changes in intercompany accounts	37,976	(38,073)	97	--	--
Dividends paid	--	(2,500)	2,500	--	–
Net cash provided by (used in) financing activities	33,827	(40,573)	2,597	--	(4,149)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	--	–	(257)	–	(257)
CASH AND CASH EQUIVALENTS:					
Increase (decrease) for the year	43,551	(15)	(336)	–	43,200
At beginning of year	36,647	1,982	8,698	–	47,327
At end of year	$ 80,198	$ 1,967	$ 8,362	$ –	$ 90,527

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2005
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income	$ 36,047	$ 37,716	$ 3,134	$ (40,850)	$ 36,047
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Depreciation and amortization	6,115	--	--	--	6,115
Deferred income tax provision	1,606	2,288	--	--	3,894
Loss on early extinguishment of debt	750	--	--	--	750
Loss on product line divestures	8,678	--	--	--	8,678
Tax benefit realized from stock option plans	3,292	--	--	--	3,292
Stock option expense	1,360	--	--	--	1,360
Other, net	105	--	695	--	800
Equity in subsidiary income	(40,850)	--	--	40,850	--
Changes in operating assets and liabilities:					
Accounts receivable	(3,987)	(2,448)	923	2,443	(3,069)
Interest receivable	(17)	--	--	17	--
Inventories	(1,028)	591	(1,020)	--	(1,457)
Refundable income taxes	2,979	--	--	--	2,979
Prepaid expenses and other current assets	(759)	--	(387)	420	(726)
Accounts payable and accrued liabilities	(2,675)	(137)	2,045	(2,880)	(3,647)
Net cash (used in) provided by operating activities	11,616	38,010	5,390	--	55,016
INVESTING ACTIVITIES:					
Purchases of property, plant and equipment	(4,027)	--	(275)	--	(4,302)
Sales (purchases) of patents, trademarks and other product rights	3,199	--	--	--	3,199
Decrease in other assets, net	224	--	221	--	445
Net cash (used in) provided by investing activities	(604)	--	(54)	--	(658)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(17,500)	--	--	--	(17,500)
Repayments of policy loans	(1,031)	--	--	--	(1,031)
Repurchase of common shares	(34,084)	--	--	--	(34,084)
Proceeds from exercise of stock options	6,681	--	--	--	6,681
Increase in debt issuance costs	(313)	--	--	--	(313)
Debt retirement costs	(282)	--	--	--	(282)
Changes in intercompany accounts	39,974	(35,495)	(4,479)	--	--
Dividends paid	3,846	(2,500)	(1,346)	--	--
Net cash provided by (used in) financing activities	(2,709)	(37,995)	(5,825)	--	(46,529)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	--	--	(695)	--	(695)
CASH AND CASH EQUIVALENTS:					
Increase (decrease) for the year	8,303	15	(1,184)	--	7,134
At beginning of year	28,344	1,967	9,882	--	40,193
At end of year	$ 36,647	$ 1,982	$ 8,698	$ --	$ 47,327

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2004
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income	$ 1,451	$ 14,148	$ 1,235	$ (15,383)	$ 1,451
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	6,089	--	42	--	6,131
Deferred income tax provision	(1,434)	(545)	48	--	(1,931)
Loss on early extinguishment of debt	12,958	--	--	--	12,958
Impairment of indefinite-lived assets	--	20,000	--	--	20,000
Tax benefit realized from stock option plans	5,568	--	--	--	5,568
Other, net	(53)	--	(196)	--	(249)
Equity in subsidiary income	(15,383)	--	--	15,383	--
Changes in operating assets and liabilities:					
Accounts receivable	(6,804)	(1,644)	(1,627)	1,649	(8,426)
Interest receivable	--	(619)	--	619	--
Inventories	(3,756)	(980)	860	--	(3,876)
Refundable income taxes	(380)	--	17	--	(363)
Prepaid expenses and other current assets	1,019	--	(52)	(1,167)	(200)
Accounts payable and accrued liabilities	11,056	479	3,213	(1,101)	13,647
Net cash provided by operating activities	10,331	30,839	3,540	--	44,710
INVESTING ACTIVITIES:					
Purchases of property, plant and equipment	(3,822)	--	151	--	(3,671)
Purchases of patents, trademarks and other product rights	--	(7)	--	--	(7)
Increase in note receivable	--	(33,000)	--	33,000	--
Decrease in other assets, net	(1,913)	--	100	--	(1,813)
Net cash (used in) provided by investing activities	(5,735)	(33,007)	251	33,000	(5,491)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(212,288)	--	--	--	(212,288)
Proceeds from long-term debt	200,000	--	--	--	200,000
Proceeds from borrowing under revolver	25,000	--	--	--	25,000
Payments under revolver	(25,000)	--	--	--	(25,000)
Repurchase of common shares	(5,034)	--	--	--	(5,034)
Proceeds from exercise of stock options	6,148	--	--	--	6,148
Increase in debt issuance costs	(5,743)	--	--	--	(5,743)
Debt retirement costs	(7,861)	--	--	--	(7,861)
Premium on interest rate cap agreement	(1,375)	--	--	--	(1,375)
Changes in intercompany accounts	31,199	4,046	(35,245)	--	--
Dividends paid	--	(1,875)	1,875	--	--
Intercompany debt proceeds (payments)	--	--	33,000	(33,000)	--
Net cash provided by (used in) financing activities	5,046	2,171	(370)	(33,000)	(26,153)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	--	--	196	--	196
CASH AND CASH EQUIVALENTS:					
Increase for the year	9,642	3	3,617	--	13,262
At beginning of year	18,702	1,964	6,265	--	26,931
At end of year	$ 28,344	$ 1,967	$ 9,882	$ --	$ 40,193

(15) QUARTERLY INFORMATION *(Unaudited and in thousands, except per share amounts)*

	Total	Quarter Ended February 28	May 31	August 31	November 30
FISCAL 2006:					
Total revenues	$ 300,548	84,024	79,411	72,005	65,108
Gross profit	$ 206,512	58,004	54,357	49,767	44,384
Net income (loss)	$ 45,112	14,773	10,200	15,229	4,910
Net income (loss) per share:					
Basic [(2)]	$ 2.37	.76	.53	.81	.26
Diluted [(2)]	$ 2.34	.75	.52	.81	.26
FISCAL 2005:					
Total revenues	$ 279,318	71,531	75,687	68,215	63,885
Gross profit [(1)]	$ 199,434	51,271	54,571	49,640	43,952
Net income (loss) [(1)]	$ 36,047	8,665	15,507	9,449	2,426
Net income (loss) per share:					
Basic [(1)] [(2)]	$ 1.83	.44	.79	.48	.12
Diluted [(1)] [(2)]	$ 1.77	.42	.76	.46	.12

(1) Through the performance of our annual inventory control process, as of November 30, 2005 we determined that we did not fully apply manufacturing overhead costs in the first three quarters of fiscal 2005. As a result, cost of sales and promotional expenses were understated in these prior quarterly periods. A pre-tax adjustment of $1,709 was recorded in the fourth quarter of fiscal 2005 to reflect the proper application of manufacturing overhead during the first three quarters of fiscal 2005. The adjustment resulted in increases to cost of sales and promotional expense of $1,242 and $467, respectively, in the fourth quarter of fiscal 2005. These unapplied overhead costs which totaled $506, $655 and $548 for the first, second and third quarters, respectively, were not material to these quarters.

(2) The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and dilutive potential shares used in the quarterly and annual computations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders Chattem, Inc.

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries (the "Company") as of November 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chattem, Inc. and subsidiaries as of November 30, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule titled "Schedule II – Valuation and Qualifying Accounts" is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chattem, Inc. and subsidiaries' internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 8, 2007 expressed an unqualified opinion on management's assessment of, and the effectiveness of, internal control over financial reporting.

As discussed in Note 2 of the consolidated financial statements, the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payments, in 2006.

Grant Thornton LLP

Charlotte, North Carolina
February 8, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Chattem, Inc. and subsidiaries

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Chattem, Inc. and subsidiaries for the year ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Chattem, Inc. and subsidiaries for the year ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chattanooga, Tennessee
January 31, 2005, except for the section "Inventories" included in Note 2
as to which the date is February 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
CHATTEM, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Chattem, Inc. (a Tennessee corporation) and subsidiaries maintained effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Chattem, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Chattem, Inc. maintained effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Chattem, Inc. maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Chattem, Inc. as of November 30, 2006 and 2005, and the related statements of income, shareholders' equity, and cash flows for the years then ended and our report dated February 8, 2007 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Charlotte, North Carolina
February 8, 2007

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of November 30, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on our assessment, management determined that, at November 30, 2006, we maintained effective internal control over financial reporting.

The Company's independent registered public accounting firm has issued an attestation report on our assessment of the Company's internal control over financial reporting, which is included herein.

BOARD OF DIRECTORS

ZAN GUERRY
Chairman and Chief Executive Officer
Chattem, Inc.
Chattanooga, Tennessee

ROBERT E. BOSWORTH
President and Chief Operating Officer
Chattem, Inc.
Chattanooga, Tennessee

SAMUEL E. ALLEN
Chairman
GLOBALT, Inc.
Atlanta, Georgia

RUTH W. BRINKLEY
President and Chief Executive Officer
Memorial Health Care System
Chattanooga, Tennessee

GARY D. CHAZEN
Partner, Perimeter Properties and Metal Systems, Inc.
Chattanooga, Tennessee

PHILIP H. SANFORD
Principal, Port Royal Holdings, LLC
Atlanta, Georgia

BILL W. STACY
Headmaster
Baylor School
Chattanooga, Tennessee

OFFICERS

ZAN GUERRY
Chairman and Chief Executive Officer

ROBERT E. BOSWORTH
President and Chief Operating Officer

ANDREA M. CROUCH
Vice President
Brand Management

RON GALANTE
Vice President
New Business Development

RICHARD W. KORNHAUSER
Vice President
Marketing

B. DERRILL PITTS
Vice President
Operations

J. BLAIR RAMEY
Vice President
Brand Management and Media

CHARLES M. STAFFORD
Vice President
Sales

THEODORE K. WHITFIELD, JR.
Vice President, General Counsel
and Secretary

KEY SUBSIDIARIES

CHATTEM (U.K.) LIMITED
Guerry House
Ringway Centre
Edison Road
Basingstoke, Hampshire RG21 2YH
England

CHATTEM GLOBAL CONSUMER PRODUCTS LIMITED
Mary Rosse Centre
Holland Road
National Technology Park
Limerick, Ireland

CHATTEM CANADA
2220 Argentia Road
Mississauga, Ontario L5N 2K7

SIGNAL INVESTMENT & MANAGEMENT CO.
1105 North Market Street
Suite 1300
Wilmington, Delaware 19890

SUNDEX, LLC
3350 Broad Street
Chattanooga, Tennessee 37409

HBA INDEMNITY COMPANY, LTD.
P.O. Box 10073 APO
Grand Pavilion Corporate Centre
West Bay Road
Grand Cayman,
Cayman Islands

ANNUAL MEETING

Wednesday, April 11, 2007
1:00 P.M.
1715 West 38th Street
Chattanooga, TN 37409

ADDITIONAL FINANCIAL INFORMATION

Copies of our quarterly reports on Form 10-Q and our annual report on Form 10-K, both forms filed with the Securities and Exchange Commission, may be obtained without charge at www.chattem.com, by writing to Investor Relations, Chattem, Inc., or by calling 1-800-366-6077

CORPORATE OFFICE

CHATTEM, INC.
1715 West 38th Street
Chattanooga, Tennessee 37409

COMMON STOCK LISTING

NASDAQ National Market
NASDAQ Symbol: CHTT

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078
Phone: (800) 568-3476
www.computershare.com

By overnight mail:
Computershare
250 Royall St.
Canton, MA 02021

END